United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Aracruz Celulose S.A.
and Subsidiaries

(Convenience Translation into English from the
Original Previously Issued in Portuguese)

Financial Statements for the Years
Ended December 31, 2008 and 2007
and Independent Auditors’ Report

Deloitte Touche Tohmatsu Auditores Independentes

INDEPENDENT AUDITORS’ REPORT
(Convenience Translation into English of original previously issued in Portuguese)

To the Shareholders, Board Members and Directors of Aracruz Celulose S.A.

Aracruz – ES

1.	We have audited the accompanying balance sheets (company and consolidated) of Aracruz Celulose S.A. (“Company”) as of December 31, 2008, and the related statements of operations, changes in shareholders’ equity (company), of cash flows and of value added for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.	Our audit was conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3.	For the reasons disclosed in note 2 (b) to the financial statements, the Company, with the concurrence of the Brazilian Securities and Exchange Commission (CVM), decided to postpone from December 31, 2008 to December 31, 2009 the adoption of procedures for the definition of its functional currency under Brazilian Generally Accepted Accounting Principles. The Company therefore prepared its financial statements and related disclosures in accordance with the functional currency practices in use through December 31, 2007, prior to the approval of Technical Pronouncement CPC 02 (Effects of the Changes of Exchange Rates and Conversion of Financial Statements) by CVM Ruling 534/08. This ruling made it obligatory for publicly quoted companies to adopt CPC 02 effective in the year ended December 30, 2008. The concurrence of the CVM with the postponement of the adoption of this accounting standard was granted to the Company without modifying, however, the stated standard or its effectiveness for 2008.

4.	On December 31, 2008, long-term liabilities of the company totaled R$5,287,523 thousands and consolidated long-term liabilities amounted to R$ 8,744,231 thousands, relating to the debt arising on transactions with derivative Financial Instruments, and to financing obtained in the normal course of business. As described in note 14 (c), (d) and (e): (i) a pre contract (which management believes to be binding, based upon the opinions of external attorneys) was entered into with the creditors of the liability arising from transactions with derivatives, to which each of the creditors adhered individually, and which establishes the basic conditions under which management expects to conclude the negotiation of this debt and (ii) the Company has received proposals to adapt or exempt from compliance of the financial covenants with which the Company is not in compliance as of December 31, 2008, in respect of the financing obtained in the normal course of operations.

Through the date of this opinion there are no final contracts signed between the parties which ratify these terms and conditions.

Aracruz Celulose S.A.	2

5.	In our opinion, except for the effects of the matter mentioned in paragraph 3 and except for the potential effects, if any, of the matter mentioned in paragraph 4, the financial statements referred to in paragraph 1 above represent adequately, in all material respects, the financial position of Aracruz Celulose S.A. (company and consolidated) as of December 31, 2008, the results of its operations, the changes in shareholders’ equity (company), the statements of cash flows and of value added for the year then ended in conformity with Brazilian accounting practices.

6.	The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 (a) to the financial statements, as a result of the losses generated in 2008 on transactions with derivative Financial Instruments, there was a substantial increase in the liabilities of the Company as of December 31 2008. Additionally, as described in paragraph 4 above and in note 14 (c) and (d), discussions are being held with creditors to renegotiate the terms and conditions for payment of debt. Management plans on this matter, as well as the plans to support the additional financial burden resulting from the debt arising from Financial Instruments transactions are also described in note 2 (a). The ability of the Company to continue as a going concern depends on the successful execution of these plans. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7.	We have previously audited the financial statements (company and consolidated) for the year ended December 31, 2007, presented for comparison purposes, covering the balance sheet, the statements of operations, of changes in shareholders’ equity (company), of cash flows and of value added, on which we have issued an unqualified opinion, dated January 10, 2008. As mentioned in note 2 (b), Brazilian accounting practices were altered as from January 1, 2008. The financial statements relating to the year ended December 31, 2007, presented in conjunction with those of 2008, were prepared in accordance with Brazilian accounting practices applicable through December 31, 2007 and, as permitted by Technical Pronouncement CPC 13 (Initial Adoption of Law 11,638/07 and of Provisional Measure No. 449/08), are not being represented with the adjustments for purposes of comparison between years.

8.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, March 26, 2009

Original signed by:

DELOITTE TOUCHE TOHMATSU	José Carlos Monteiro
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)
Aracruz Celulose S.A. and Subsidiaries
Balance Sheets as of December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)
		Company		Consolidated			Company	Consolidated
Assets	2008	2007	2008	2007	Liabilities and shareholders’ equity	2008	2007	2008	2007
Current assets					Current liabilities
Cash and cash equivalents	2,028	2,045	20,126	21,553	Trade accounts payable	171,182	143,792	313,102	214,035
Cash investments			120,797	73,602	Loans and financing	459,004	166,608	947,765	291,513
Derivatives				6,053	Derivatives	76,525		87,672
Short-term investments	827,885	713,582	862,030	779,266	Advances from subsidiary	21,093	44,701
Trade accounts receivable	650,769	205,928	654,433	604,835	Dividends/interest on capital	2,220	280,586	2,220	280,586
Inventories	272,815	196,330	677,859	485,034	Income tax and social contribution	80,433	28,928	94,560	37,791
Tax credits	264,490	239,343	370,431	289,312	Other	64,838	73,283	80,261	88,332
Advances to suppliers	1,723	4,052	2,422	4,973
Other receivables	56,762	44,719	78,828	57,112		875,295	737,898	1,525,580	912,257
Other	15,752	21,232	34,520	36,332
					Noncurrent liabilities
	2,092,224	1,427,231	2,821,446	2,358,072	Loans and financing	5,287,523	2,230,553	8,744,231	2,804,750
					Derivatives	54,842		54,842
Noncurrent assets					Advances from subsidiary	2,613,269	1,333,845
Long-term assets					Deferred income tax and
Long-term investments	6,315	6,112	6,315	6,112	social contribution		301,597		273,274
Derivatives		52,605		52,605	Reserve for contingencies and
Accounts receivable	37,329	43,699	53,258	68,839	legal obligations under litigation	442,799	485,326	458,545	502,099
Advances to suppliers	264,645	242,603	292,979	265,214	Other	112,642	79,026	113,079	79,542
Subsidiaries	354	423
						8,511,075	4,430,347	9,370,697	3,659,665
Deferred income tax and social contribution	309,952		842,847
Tax credits	35,227	114,424	88,587	162,143
Escrow deposits	12,218	11,896	21,147	17,764	Minority interest			9,088	3,850
Other			2,144
	666,040	471,762	1,307,277	572,677
					Shareholders’ equity
Permanent Assets					Capital	2,871,781	2,871,781	2,871,781	2,871,781
Investments	1,657,144	3,368,347	19,605	21,563	Capital reserve		162,209		162,209
Property, plant and equipment	5,862,272	5,134,178	7,663,244	6,768,949	Earnings reserves		2,378,239		2,378,239
Deferred charges		1,105		46,666	Accumulated losses	(1,915,197)		(1,900,300)	(42,223)
Intangible assets	56,288	168,865	56,288	168,865	Treasury shares	(8,986)	(8,986)	(8,986)	(8,986)
	7,575,704	8,672,495	7,739,137	7,006,043		947,598	5,403,243	962,495	5,361,020
Total assets	10,333,968	10,571,488	11,867,860	9,936,792	Total liabilities and shareholders’ equity	10,333,968	10,571,488	11,867,860	9,936,792
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Aracruz Celulose S.A. and Subsidiaries

Statements of Operations
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$, except per share data)

		Company		Consolidated
	2008	2007	2008	2007
Gross sales
Foreign market	2,386,210	2,277,461	3,857,730	4,082,376
Domestic market	227,227	234,375	276,900	269,799
	2,613,437	2,511,836	4,134,630	4,352,175
Taxes and other sales deductions	(41,389)	(44,884)	(437,700)	(505,262)
Net sales	2,572,048	2,466,952	3,696,930	3,846,913
Cost of sales	(1,930,951)	(1,831,176)	(2,545,012)	(2,470,791)
Gross profit	641,097	635,776	1,151,918	1,376,122
Operating expenses (income)
Selling	56,912	66,059	177,663	169,906
Administrative	106,275	101,915	138,485	128,229
Financial (Note 24)
Expenses	1,942,171	25,305	1,641,709	185,553
Income	(208,003)	(78,574)	(412,682)	(16,084)
(Gains) losses on derivative transactions	1,586,653	(199,387)	4,695,569	(199,387)
Equity in subsidiaries	1,902,472	(268,160)	1,958	1,322
Other expenses (income), net (Note 25)	234,667	41,336	262,234	75,524
	5,621,147	(311,506)	6,504,936	345,063
Income (loss) from operations	(4,980,050)	947,282	(5,353,018)	1,031,059
Income (loss) before income tax and social

contribution, minority interest and reversal of interest on capital	(4,980,050)	947,282	(5,353,018)	1,031,059
Income tax and social contribution	554,475	(225,565)	988,096	(285,804)

Income (loss) before minority interest and reversal of interest on capital	(4,425,575)	721,717	(4,364,922)	745,255
Minority interest			(3,533)	(1,951)
Income (loss) before reversal of interest on capital	(4,425,575)	721,717	(4,368,455)	743,304
Reversal of interest on capital	155,000	298,900	155,000	298,900
Net income (loss) for the year	(4,270,575)	1,020,617	(4,213,455)	1,042,204
Earnings (loss) per thousand shares – R$	(4,143.82)	990.33

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
Aracruz Celulose S.A. and Subsidiaries
Statements of Changes in Shareholders' Equity (Company)
(In thousands of Brazilian reais – R$)

		Capital reserve	Earnings reserves
	Capital	Tax incentives	Legal	Investment	Retained earnings (accumulated losses)	Treasury shares	Total
As of December 31, 2006	1,854,507	162,209	338,454	2,533,327		(8,986)	4,879,511
Net income					1,020,617		1,020,617
Recognition of reserves			51,031	470,686	(521,717)
Capitalization of reserves	1,017,274			(1,017,274)
Reversal of dividends				2,015			2,015
Proposed dividends and interest on capital –
proposed and prepaid (Note 17(b))					(498,900)		(498,900)
As of December 31, 2007	2,871,781	162,209	389,485	1,988,754		(8,986)	5,403,243
Prior year adjustment – change in Criteria in
conformity with Provisional Measure 449/08					(30,070)		(30,070)
Loss for the year					(4,270,575)		(4,270,575)
Use of reserves to absorb losses		(162,209)	(389,485)	(1,988,754)	2,540,448
Interest on shareholders’ equity
(Note 17 (b))					(155,000)		(155,000)
As of December 31, 2008	2,871,781				(1,915,197)	(8,986)	947,598

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Aracruz Celulose S.A. and Subsidiaries
Statements of Cash Flows
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

		Company	Consolidated
	2008	2007	2008	2007
Cash flows from operating activities
Net income (loss) for the year	(4,270,575)	1,020,617	(4,213,455)	1,042,204
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation, amortization, and depletion	596,779	555,613	696,569	661,758
Equity in subsidiaries	1,902,472	(268,160)	1,958	1,322
(Gains) losses on derivative transactions	1,756,305	(52,605)	4,727,457	(58,658)
Deferred income tax and social contribution	(611,549)	196,303	(1,051,512)	203,644
Inflation adjustment and exchange rate changes	1,396,181	(525,510)	917,513	(288,715)
Reserve for contingencies, net	34,258	121,635	33,635	133,195
Allowance for (reversal of) losses on tax credits	135,804	(104,925)	141,640	(84,425)
Net book value of permanent assets written off	(19,804)	5,001	3,866	9,045
Decrease (increase) in assets
Short-term investments – earned income	(74,442)	(35,649)	(66,997)	(17,510)
Accounts receivable	(371,573)	(219,061)	73,014	(183,521)
Inventories	(76,485)	16,800	(188,150)	13,059
Tax credits	(81,754)	9,845	(118,930)	9,148
Other	6,610	11,708	(1,430)	(2,174)
Increase (decrease) in liabilities
Trade accounts payable	63,417	4,474	122,454	11,945
Advance from subsidiaries (includes interest)	675,151	881,469
Interest on loans and financing	46,447	(9,690)	62,664	(22,906)
Income tax and social contribution	51,505	(28,770)	58,614	(25,838)
Reserve for contingencies	(77,051)	(80,321)	(77,563)	(81,752)
Other	(13,990)	21,756	(6,395)	22,808
Net cash provided by operating activities	1,067,706	1,520,530	1,114,952	1,342,629

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Aracruz Celulose S.A. and Subsidiaries
Statements of Cash Flows
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

		Company		Consolidated
	2008	2007	2008	2007
Cash flows from investing activities
Short- and long-term investments
Additions	(234,208)	(196,329)	(371,357)	(208,714)
Redemptions	194,144	233,361	360,323	581,594
Permanent assets:
Investments	(132,434)	(255,410)
Property, plant and equipment	(1,218,255)	(1,040,042)	(1,426,640)	(1,194,223)
Acquisition of subsidiary less cash in the acquisitions	(73,215)		(73,215)
Proceeds from sale of permanent assets	10,900	1,020	16,003	2,936
Net cash used in investing activities
	(1,453,068)	(1,257,400)	(1,494,886)	(818,407)
Cash flows from financing activities
Loans and financing
Additions	2,002,303	2,412,247	2,003,553	2,418,347
Payments	(1,183,654)	(2,214,452)	(1,189,984)	(2,476,212)
Dividends/interest on capital	(433,366)	(461,432)	(433,366)	(461,432)
Net cash provided by financing activities	385,283	(263,637)	380,203	(519,297)
Effects of exchange rate changes on cash and cash equivalents	62	816	45,499	(13,679)
Increase (decrease) in cash and cash equivalents, net	(17)	309	45,768	(8,754)
Cash and cash equivalents at beginning of the year	2,045	1,736	95,155	103,909
Cash and cash equivalents at end of the year	2,028	2,045	140,923	95,155

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Aracruz Celulose S.A. and Subsidiaries
Statements of Value Added
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

			Company
	2008	%	2007	%
Revenues
Sale of products and services	2,613,197		2,511,544
Other revenues	61,372		41,663
Inputs purchased from third parties
Cost of sales and services	(1,244,388)		(1,208,493)
Materials, electric power, outside services and other	(323,294)		(218,518)
Gross value added	1,106,887		1,126,196
Retentions
Depreciation, amortization, and depletion	(596,779)		(555,613)
Wealth created	510,108		570,583
Wealth received in transfer
Financial income – includes gains (losses) on derivatives and inflation and foreign exchange gains (losses)	(1,378,650)		277,960
Equity in subsidiaries	(1,902,472)		268,160
	(3,281,122)		546,120
Wealth for distribution (loss)	(2,771,014)	100	1,116,703	100
Distribution of wealth (loss)
Employees
Salaries and wages	157,057	6	154,246	14
Benefits	70,585	3	80,157	7
Severance pay fund (FGTS)	11,229		9,935	1
Taxes and contributions
Federal	(601,792)	(22)	297,744	27
State	51,348	2	(175,529)	(16)
Municipal	5,076		3,764
Support, sponsors and donations	19,492	1	12,204	1
	(525,876)	(19)	138,183	12
Third parties
Interest	282,623	10	222,708	20
Other financial expenses	1,503,943	54	(509,143)	(46)
Shareholders (dividends and interest on capital)	155,000	6	498,900	45
Retained earnings (accumulated losses) for the year	(4,425,575)	(160)	521,717	47
Total wealth (loss) distributed and retained	(2,771,014)	(100)	1,116,703	100

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Aracruz Celulose S.A. and Subsidiaries

Statements of Value Added
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

			Consolidated
	2008	%	2007	%
Revenues
Sale of products and services	3,743,853		3,895,731
Other revenues	73,137		70,407
Inputs purchased from third parties
Cost of sales and services	(1,597,106)		(1,588,441)
Materials, electric power, outside services and other	(613,278)		(494,300)
Gross value added	1,606,606		1,883,397
Retentions
Depreciation, amortization, and depletion	(696,569)		(661,758)
Wealth created	910,037		1,221,639
Wealth received in transfer
Financial income – includes gains (losses) on derivatives and inflation and foreign exchange gains (losses)	(4,282,887)		215,471
Equity in subsidiaries	(1,958)		(1,322)
Wealth for distribution (loss)	(3,374,808)	100	1,435,788	100
Distribution of wealth (loss)
Employees
Salaries and wages	202,091	6	190,428	13
Benefits	89,952	3	98,048	7
Severance pay fund (FGTS)	13,892		12,364	1
Taxes and contributions
Federal	(1,035,529)	(31)	374,434	26
State	52,934	2	(172,991)	(12)
Municipal	9,270		6,845
Support, sponsors and donations	21,013	1	13,850	1
	(952,312)	(28)	222,138	15
Lenders
Interest	262,975	8	226,158	16
Other financial expenses	1,222,049	36	(355,552)	(25)
Shareholders (dividends and interest on capital)	155,000	5	498,900	35
Retained earnings (accumulated losses) for the year	(4,368,455)	(130)	543,304	38
Total wealth (loss) distributed and retained	(3,374,808)	(100)	1,435,788	100
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

CONTENTS OF NOTES TO THE FINANCIAL STATEMENTS

We present the Notes to the Financial Statements, which are integral part of the Financial Statements of Aracruz Celulose S.A. (Company and consolidated), distributed as follows:

1.	Operations
2.	Presentation of financial statements
3.	Summary of significant accounting practices
4.	Consolidation principles and practices
5.	Cash and cash equivalents and short-term investments
6.	Trade accounts receivable
7.	Inventories
8.	Related parties
9.	Tax credits and provision for income tax and social contribution
10.	Advances to suppliers - Forestry Program
11.	Investments
12.	Intangible assets
13.	Property, plant, and equipment
14.	Loans and financing
15.	Risk management and financial instruments
16.	Reserve for contingencies and legal obligations under litigation
17.	Shareholders’ equity
18.	Pension plan - ARUS
19.	Insurance
20.	Tax incentive – ADENE
21.	Reconciliation of Company and consolidated shareholders’ equity and net income (loss)
22.	Commitments
23.	Sales by geographic area
24.	Financial income (expenses)
25.	Other operating expenses (income)
26.	Compensation of key management personnel
27.	Supplemental information
28.	Subsequent event
29.	Authorization to conclude the financial statements

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1	Operations

Aracruz Celulose S.A. ("Aracruz", "Company" or "Parent Company") - based in Aracruz, in the State of Espírito Santo (ES), with plants located in the States of ES, Bahia (BA) and Rio Grande do Sul (RS) - was founded in 1967 and is engaged in the production and sale of bleached short-fiber eucalyptus pulp. The pulp is produced from reforested timber tracts, mainly from the Company’s own forests, with annual installed production capacity of 3,210 thousand tons. Of this total, 2,330 thousand tons are turned out from the mill in Barra do Riacho (ES), 430 thousand tons from the mill in Guaíba (RS), and 450 thousand tons relating to its 50% stake in Veracel Celulose S.A. (“Veracel”), which runs the mill located in Eunápolis (BA), with total installed production capacity of 1,100 thousand tons per year.

The Company’s operations are integrated with those of its subsidiaries, jointly-owned subsidiary and associated company, which operate in the following areas: (i) pulp production (Veracel) (ii) forestation and reforestation of eucalyptus trees (Aracruz Riograndense Ltda. and Mucuri Agroflorestal S.A., the latter under a loan for use agreement), (iii) port services (Portocel - Terminal Especializado de Barra do Riacho S.A.), (iv) distribution of products in the international market [Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading International Commercial and Servicing Limited Liability Company (Aracruz Trading International Ltd.) and Riocell Limited] and Ara Pulp - Comércio de Importação e Exportação, Unipessoal Ltda. (Ara Pulp)], and (v) manufacture of solid wood products (Aracruz Produtos de Madeira S.A.).

Due to the increase in port services rendered to third parties and the jointly-owned subsidiary Veracel, a need arose to carry out work to expand, revamp, and enhance the Barra do Riacho Private Terminal, concluded in January 2009.

Faced by the systemic crisis in the global financial market and consequent slowing of the primary world economies, together with the impact of debt taken on as a result of transactions with derivative financial instruments, the Company decided to review its schedule for implementation of development projects.

The Guaíba II Project already approved by the Board of Directors and controlling the necessary licenses to start operations has been delayed and investments foreseen will only be reinitiated after the first quarter of 2011, depending on the new Company´s strategic plan (Note 2), market conditions, and the financial situation. The steps to suspend construction activities for the factory have already been taken and it is estimated that the project will be completely halted in March 2009.

The Company is presently negotiating with suppliers the consolidation of amounts owed, interruption of disbursements, and definition of strategies for storing and preserving items being manufactured.

By the end of 2008, the accumulated investment in the project reached approximately US$917 million, including land acquisition that reached approximately 75% of the total area needed for the project.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

On July 1, 2008, the Company acquired Boise Cascade do Brasil Ltda., currently Aracruz Riograndense Ltda., for the amount of US$47 million, equivalent to R$74,952. The company, for which manufacturing activities had been discontinued, own assets that include forested areas (10.2 thousand hectares planted with eucalyptus, including 6.3 thousand hectares owned by third parties), buildings, equipment, and industrial plant.

The acquisition aimed to meet the demand for expansion of the Company’s forest reserves related to the Guaíba Unit expansion project, and the funds are part of investments in forests approved by the Board of Directors.

2	Financial statements presentation

(a) Current Company Context

Between May and September 2008, the Company entered into derivative transactions with several banks, seeking to protect its cash flow arising from export revenues. As a result of the world financial crisis, originated from the so called subprime crisis, which deteriorated abruptly in September 2008 with the consequent reversal of the outlook for exchange rates, the Company booked losses on the settlement of such transactions.

This reversal of expectations, with the consequent devaluation of the real, resulted in (i) major losses to the Company, (ii) noncompliance with covenants on loan and finance contracts, and (iii) a need for the Company to seek a definitive agreement with the financial institutions, which were counterparties in the derivative transactions, in order to define the terms and conditions for payment of the debt resulting from these transactions.

As reported in the Material Information Release published on November 3, 2008, the Company reached an agreement with the banks which were counterparties in several derivative transactions, in order to eliminate and 97% of the risk exposure, resulting in a total loss of approximately $2.13 billion (“fair value”).

Soon after this Release was issued, the Company started negotiations with the group of banks on the terms and conditions for restructuring the amounts due as a result of these transactions, reaching an agreement with them on January 19, 2009. The balance of the principal of the debt resulting from this these transactions, was R$4,728,533 as of December 31, 2008.

A binding pre-contract was signed with the banks and formalization of the terms and conditions expressed in this agreement is in the process of conclusion. Management is confident that the final agreement, once formalized, will reflect the terms and conditions described in note 14.

As also disclosed in note 14 (c), the Company is negotiating with the remaining bank creditors the terms of the current covenants on financial contracts which were not in compliance as a result of the effects of the losses with derivatives. Management believes that negotiation of these clauses will be concluded with the creditors at the same time that the contractual formalization of the negotiations on the derivative is concluded.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

As a result of the advanced stage of these negotiations, management is confident about its conclusion that the terms and conditions and the binding pre contract will not be altered and is confident to maintain the accounting classification of the related amounts in line with the terms of the stated pre-contracts.

On January 20, 2009, the Votarantim Group, through Votarantim Cellulose e Papel (VCP), informed that it had concluded negotiations with members of the Lorentzen, Moreira Salles and Almeida Braga families (“Arapar Group”) to acquire approximately 28% of the voting capital of Aracruz Celulose for the amount of R$2.71 billion. Subsequently, the Safra Group exercised its right to tag along. Consequently, VCP will hold 84 percent of the voting capital of Aracruz. As a result, there will be a corporate restructuring of the companies.

Operational continuity

The Company’s plans and current projections were revised by management with the objective of optimizing the Company’s performance of the standalone entity, without nevertheless conflicting with a potential alignment of its operations with those of the VCP.

The debt resulting from losses on Financial Instruments has imposed an additional debt burden on Aracruz, requiring special attention by management to cash flows.

Measures being taken include cost reduction efforts, deceleration of investments in growth projects and new initiatives to maximize cash generation, allied to Company cash generation. Management believes that these measures should be sufficient to provide the cash flow capable of serving the new debt levels as well as meeting other obligations of Aracruz.

In order to maintain the continuity of its operations as well as its competitiveness in the industry, Aracruz is adopting several measures to overcome the challenges imposed by the current crisis. These are measures which seek to maximize its cash flow, maintain adequate liquidity and to guarantee its sustainability in the long run.

To this end, Aracruz is making significant efforts to reduce immediately its costs, expenses and current investments so as to restrict its cash outflows.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

Operating plans and measures

These efforts specifically related to costs and expenses include:

  Reduction of consumables and renegotiation of raw material prices;
  Reduction of employees, of outside hires and elimination of new hires;
  Elimination or reduction of general expenses such as travel, consulting services, training etc

Investment plans

Emergency measures with regards to recurring investment include:

  Reduction or postponement of investment in forest programs such as, for example, prioritization of cropping of forests whose offshoots may be used rather than cropping of forests for which replanting in and expensive maintenance is required;
  A reduction of investment in plant maintenance, postponement of substitutions of machinery, and improvement projects in the plants.

Together with the short-term efforts, the management of Aracruz has also revised its long term investment plans, postponing or cancelling its growth projects, adapting them to the new market reality and to its financing capacity through generation of cash or raising of funding.

These efforts include:

  The postponement of the Guaiba II project with the restart of investments forecast only after the first quarter of 2011.
  Postponement of the Veracel expansion projects (Veracel II), for at least one year.

There has also been significant effort in the optimization of cash generation, principally from the monetization of assets, reduction of stock and of working capital, to compensate the fall in prices and reduction in demand. Among several initiatives, the following are worthy of note:

  Sale of property, unused but valuable land;
  Rental of properties to third parties;
  Auctions of disuse equipment;
  Sale of energy and chemicals.

Conclusion

The financial projections and those of the Cellulose market carried out by the tactical areas of the Company and supported by specialist industry consultants indicate that in the short to medium term, there should be a recovery of the balance between demand and supply of cellulose. Management believes that this should restore prices to reasonable levels and therefore cash generation can prosper with the level of total Aracruz debt.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

In parallel, it is also of general consensus amounts among economists that the financial markets in this period will have returned to normality, and credit lines will be established, making refinancing alternatives available in the net more comfortable conditions than those currently being offered in the market.

With the measures and facts mentioned above, and with the improvement in the medium term scenarios, Aracruz’s management believes that it is fully capable of meeting its obligations in the short and long terms, keeping the Company competitive and comfortably surpassing the turbulent scenario in which the world economy currently finds itself.

(b)	Basis of Presentation

The financial statements were prepared and are presented in conformity with Brazilian generally accepted accounting practices. This covers Brazilian corporate Taxation, technical pronouncements, guidance and interpretations issued by the Accounting Pronouncements Committee (CPC), and by the standards and resolutions issued by the CVM and by the Institute of Independent Auditors of Brazil (IBRACON].

On December 28, 2007, Law 11638/07 was published, modifying and introducing new changes to Law 6404/76 (Brazilian Corporate Law). The said new law establishes several alterations to accounting matters and with regards to the preparation of financial statements, seeking to align with the International Accounting Standards (IFRS) applying these changes to Corporations and to large sized entities and requiring the CVM to issue Accounting Standards and Rulings for publicly quoted companies. On December 3, 2008, Provisional Measure 449 instituted the Transitional Tax Regime (RTT) which is used to calculate taxable income and deals with the tax adjustments resulting from the new accounting standards and procedures introduced by Law 11.638/07, as well as introducing certain modifications to Law 6404/76.

As part of the process of harmonization of Brazilian GAAP to International Accounting Standards (IFRS) and the edition of accounting practices altered as a result of Law 11638/07 and provisional measure 449/08, the Accounting Standards and Technical Guidance with adoption required for December 31, 2008. The following are the principal technical pronouncements in effect with potential application to the financial statements and to the notes to the financial statements of the Company.

CPC 01- Impairment of Assets (CVM Resolution 527/07 and CFC Resolution 1110/07)

The objective of CPC 01 is to define procedures to ensure that assets are recorded at amounts that can be recovered through use or sale. Whenever there are clear indications that assets are impaired, the Company should immediately recognize this impairment through an allowance for losses. CPC 01 also defines when a company should reverse said losses and the required disclosures.

The Company measured the recoverable value of its assets to determine if it was lower than their carrying amount and concluded that no adjustments were required (Note 12).

Aracruz Celulose S.A. and Subsidiaries Notes to the Financial Statements for the Years Ended December 31, 2008 and 2007 (In thousands of Brazilian reais – R$)

  CPC Pronouncement 02 – Effects of Exchange Rate Changes and Translation of Financial Statements (CVM Resolution 534/08 and CFC Resolution 1120/08)

  The objective of CPC 02 is to determine how foreign currency-denominated transactions and foreign operations should be included in the financial statements of a Brazilian entity, and how the financial statements of a foreign entity should be translated into the reporting currency of the financial statements in Brazil for purposes of recording equity in subsidiaries and full or proportional consolidation of financial statements. CPC 02 also introduced the functional currency concept, which was not previously followed under Brazilian accounting practices.

  Considering the peculiar circumstances that the Company has been undergoing and especially because of the corporate restructuring transaction (Note 28), the Company presents below the reasons why it is not possible to adopt CPC 02.

  The Company has used the U.S. dollar as its functional currency since 1994, the year in which the U.S. Securities and Exchange Commission (SEC) allowed foreign entities whose shares were registered with this Commission to prepare financial statements in U.S. dollars.

  Since then, the Company’s Management and the Board of Directors have considered the U.S. dollar to be its functional currency, in conformity with generally accepted accounting principles in the USA (USGAAP), and it is still the opinion of the Company’s Management that it is the currency of the principal business environment in which Aracruz operates as well as its first unit of measure.

  However, with the recent transfer of Aracruz’s ownership control to Votorantim Celulose e Papel S.A. (“VCP”) (Note 28), Management believes that there will be a strong tendency to integrate paper and pulp production and marketing operations by merging the two companies (Aracruz and VCP) during 2009, as disclosed in the Significant Event notice dated March 5, 2009, which could also change how operations are structured. Additionally, Management understands that the occurrence of this event could be a “triggering event” that may lead Aracruz to review and possibly change its functional currency, which is currently the U.S. dollar, to the Brazilian real in 2009.

  Accordingly, Management understands that by presenting the financial statements for the year ended as of December 31, 2008 in conformity with CPC 02 using the current functional currency and potentially soon thereafter changing to the Brazilian real, in accordance with expectations mentioned previously, could in addition to requiring great effort, result in possible difficulties for the market and investors. Once market players have become accustomed to financial information of the Company being presented in accordance with Brazilian accounting practices (BRGAAP) as if its functional currency were effectively the Brazilian real, the use of the U.S. dollar as the functional currency for BRGAAP purposes as of December 31, 2008 would interrupt the series of historical financial information presented in prior periods without long-lasting benefits, since this would not permit this information to be compared with the information publicly disclosed in Brazilian reais until then. In addition, with the mentioned tendency to adopt the Brazilian real as the Company’s functional currency in the near future after the possible integration of Aracruz’s and VCP’s operations, the market and investors would be prevented from comparing the sequence of results to be published from then on with results for the year ended December 31,2008.

Aracruz Celulose S.A. and Subsidiaries Notes to the Financial Statements for the Years Ended December 31, 2008 and 2007 (In thousands of Brazilian reais – R$)

  Accordingly, as established in CVM/SNC/SEP Official Circular 01/2009 issued by the CVM, the Company has requested the CVM’s authorization to postpone the adoption of procedures to define its functional currency as established in paragraphs 11 to 16 of CPC 02 (Effects of Exchange Rates Changes and Translation of Financial Statements) from December 31, 2008 to December 31, 2009.

  In official correspondence (Official Letter/CVM/SEP/GEA-2/ 081/09) received by the Company on March 17, 2009, CVM members approved the request to exceptionally use the Brazilian real as the Company’s functional currency for the year of 2008 and for the first three quarters of 2009, permitting the presentation of its financial statements with the Brazilian real as its functional currency, despite the fact that the Company will use the U.S. dollar as its functional currency for USGAAP purposes.

  Additionally, CPC 02 requires that the Company present operations of the parent company combined with operations of foreign subsidiaries as if they were branches. However, the operations of foreign subsidiaries are properly and consistently presented in consolidated figures and the Company believes that there are still doubts with respect to application of this proposal of CPC 02. The Company, therefore, also filed a request with the CVM together with other exporting companies in the same situation, seeking exceptional postponement for the year of 2008 and for the first three quarters of 2009 of the requirement to apply this aspect of CPC 02. In an official letter in response to this request dated March 17, 2009, the CVM approved the request, valid for all entities involved.

  CPC Pronouncement 03 – Statement of Cash Flow (CVM Resolution 547/08 and CFC Resolution 1125/08):

  The objective of CPC 03 is to supply information with respect to historical changes in cash and cash equivalents of an entity through a statement that classifies cash flows for the period by operating, investing, and financing activities.

  The Company disclosed comparative cash flows for the years 2008 and 2007.
  CPC Pronouncement 04 – Intangible Assets (CVM Resolution 553/08 and CFC Resolutions 1139 and 1140/08):

  The objective of this Technical Pronouncement is to define the accounting treatment for intangible assets which are not included in any other pronouncement. This Pronouncement establishes that an entity should only recognize an intangible asset if the specific criteria in this Pronouncement are met. The Pronouncement also defines how to measure the carrying amounts of intangible assets, requiring specific disclosures for these assets.

  The Company transferred goodwill based on expected future earnings to intangible assets (Note 12).

Aracruz Celulose S.A. and Subsidiaries Notes to the Financial Statements for the Years Ended December 31, 2008 and 2007 (In thousands of Brazilian reais – R$)

  CPC Pronouncement 05 – Related Party Disclosures (CVM Resolution 560/08 and CFC Resolution 1145/08):

  The objective of CPC 05 is to establish that an entity’s financial statements include the information necessary to evidence the possibility that its financial position and results of operations may be affected by the existence of related-party transactions and balances.

  The Company disclosed balances and transactions with related parties as required by this pronouncement (Note 8).
  CPC Pronouncement 06 – Leases (CVM Resolution 554/08 and CFC Resolution 1141/08):

  The objective of this technical pronouncement is to establish, both for lessees and lessors, accounting policies and appropriate disclosures about lease transactions. The Company concluded that there are no adjustments to be made as it has not entered into any financial leases.

  The Company has an agreement for maritime shipping services with contains   characteristics of an operating lease (Note 27 (a)).
  CPC Pronouncement 07 – Accounting for Government Grants and Disclosure of Government Assistance (CVM Resolution 555/08 and CFC Resolution 1143/08):

  The objective of CPC 07 is to establish how to account for and disclose government grants and government assistance.

  The Company concluded that there are no adjustments that need to be made in Company because there is no record of governmental grants and government assistance. The amount of R$3,514 in the jointly-owned subsidiary Veracel was reclassified from shareholders' equity grant to income (loss) for the year as required by CPC 07.
  CPC Pronouncement 08 - Transaction Costs and Premiums on Issuance of Securities (CVM Resolution 556/08 and CFC Resolution 1142/08):

  The objective of CPC 08 is to establish the accounting treatment applicable to the recognition, measurement, and disclosure of transaction costs incurred and premiums received on fundraising through the issuance of equity and/or debt securities.

  The Company concluded that this is not applicable because it has no transactions of this type.
  CPC Pronouncement 09 – Statement of Value Added (CVM Resolution 557/08 and CFC Resolution 1138/08):

  The objective of CPC 09 is to establish criteria for preparation and presentation of the Statement of Value Added, which represents one of the components of Social Reporting and is intended to evidence the wealth created by an entity and its distribution during a certain period.

  The Company disclosed comparative statements of value added for the years 2008 and 2007.

Aracruz Celulose S.A. and Subsidiaries Notes to the Financial Statements for the Years Ended December 31, 2008 and 2007 (In thousands of Brazilian reais – R$)

CPC Pronouncement 10 – Share-Based Payments (CVM Resolution 562/08 and CFC Resolution 1149/09):

The objective of CPC 10 is to establish procedures for recognition and disclosure, in the financial statements, of shared-based payment transactions entered into by an entity. It specifically requires that the effects of transactions with share-based payments be reflected in an entity’s income and expenses and balance sheet, including expenses on transactions in which stock options are granted to employees.

The Company awards variable remuneration to the group of managers and directors, based on shares (Note 26).

CPC Pronouncement 12 – Discount to Present Value (CVM Resolution 564/08 and CFC Resolution 1151/09):

The objective of CPC 12 is to establish basic requirements to be observed when calculating adjustment to present value of components of assets and liabilities when preparing the financial statements.

The Company concluded that this was not applicable since its long-term assets are not subject to adjustments and short-term effects are immaterial.

CPC Pronouncement 13 – First-Time Adoption of Law 11638/07 and Provisional Act 449/08:

The objective of CPC 13 is ensure that the first financial statements prepared in accordance with the new Brazilian accounting practices, as well as the interim financial statements that relate to part of the period covered by these financial statements contain information that:

(a) Provide an adequate starting point for accounting in accordance with new Brazilian accounting practices;

(b) are transparent for users; and

(c) can be generated at a cost that does not exceed benefits for users.

The Company opted not to make any adjustments for purposes of comparison between years due to the immateriality of amounts involved (Note 3).

CPC Pronouncement 14 – Financial Instruments: Recognition, Measurement, and Disclosure (CVM Resolution 566/08 and CFC Resolution 1153/09):

The objective of CPC 14 is to establish principles for the recognition and measurement of financial assets and liabilities and some contracts for purchase and sale of nonfinancial items and for disclosure of derivatives.

The Company concluded that there are no adjustments to be made because it already follows the concept of valuing assets at fair value (Note 15).

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

Provisional Measure Nr. 449/08

The Company did not recognize any effect in Company as a result of the first-time adoption of Law 11638/07. Instruction 449/08 was applied for deferred charges in its jointly-controlled subsidiary Veracel. The subsidiary reclassified the amount of R$30,070 from deferred charges, net of taxes, to shareholders' equity and R$15,491 to tax credits.

3	Summary of significant accounting practices

Significant accounting practices adopted in the preparation of the financial statements are as follows:

3.1) Cash and cash equivalents

Represent cash, banks and short-term investments with immediate liquidity (original maturity of 90 days or less) and low risk of change in fair value, stated at cost plus income earned through the balance sheet date, which does not exceed their fair or realizable values.

3.2) Securities (short-term investments)

Securities in investment funds are recognized at the value of shares disclosed by the fund managers and are classified at fair value through profit and loss.

3.3) Financial Instruments - Derivatives

Derivatives are initially recognized at their fair values as of the date a contract is signed and are subsequently remeasured to their fair values as of the date of each balance sheet. The resulting gain or loss is immediately recognized in income or expense.

The fair value of derivatives is classified as a noncurrent asset or liability if the time remaining to maturity for the respective contract is longer than 12 months and as a current asset or liability if the time remaining to maturity for the contract is less than 12 months.

3.4) Trade accounts receivable and allowance for doubtful accounts

These balances are stated in the balance sheet at their present value less an allowance for doubtful accounts that is recorded based on an analysis of risks on collection of receivables, in an amount considered sufficient by Management to cover possible losses. Due to the fact that accounts receivable are normally settled within 50 days, carrying amounts substantially represent fair value as of the balance sheet dates.

Aracruz Celulose S.A. and Subsidiaries Notes to the Financial Statements for the Years Ended December 31, 2008 and 2007 (In thousands of Brazilian reais – R$)

3.5) Inventories

Inventories are stated at the lower of average cost of acquisition or production and net realizable or replacement value. Cost is primarily determined using the average cost method and is adjusted for slow-moving and obsolete inventories when appropriate. Advances to suppliers are stated at the accumulated cost of each advance.

3.6) Escrow deposits

Recognized in noncurrent assets and, for presentation purposes, reclassified to liabilities as a reduction of the “reserve for contingencies” account, as applicable, as set forth in CVM Resolution 489/05.

3.7) Investments

Represented by investments in subsidiaries, jointly-owned subsidiary and associated company, accounted for under the equity method and using accounting information in accordance with the accounting practices used by the Parent Company (Note 11).

At the time of the translation of financial statements of foreign subsidiaries for purposes of determining equity in subsidiaries at the Parent Company, exchange gains or losses are recorded under “equity in subsidiaries”.

3.8) Property, plant, and equipment

Costs for forest upkeep and production include costs related to soil preparation, planting, fertilizer and herbicide use, all of which are capitalized in the forests account.

All other assets are stated at acquisition and/or construction cost plus financing charges incurred during the construction phase, less accumulated depreciation. Assets acquired up to December 31, 1995 were adjusted for inflation up to that date.

Annual depreciation rates are calculated under the straight-line method, based on the estimated useful lives of assets. The main rates applied are disclosed in Note 13.

Depletion of costs for forming and upkeep of forests is recognized in accordance with areas cut down each month and is allocated to production costs for pulp excluding portions that will benefit future harvests.

In accordance with the exemption foreseen in paragraph 54 of CPC Pronouncement 13 (First-Time Adoption of Law 11638 07 and Provisional Act 449 08), the Company and its subsidiaries will conduct the first periodic analysis of the economic useful lives of assets, effective January 1, 2009.

Aracruz Celulose S.A. and Subsidiaries Notes to the Financial Statements for the Years Ended December 31, 2008 and 2007 (In thousands of Brazilian reais – R$)

3.9) Impairment of tangible assets

Whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable based on expected future cash flows the Company tests its tangible assets for impairment to identify possible losses. If such events occur, impairment reviews will be carried out in relation to the cash generating unit to which the asset belongs.

The recoverable value is the higher of fair value less costs to sell and the value in use. When measuring the value in use, future cash flows are discounted to present value using a discount rate before income tax and social contribution that reflects the current market assessment of the time value of money and the specific risks associated with the asset for which there was no adjustment to estimated cash flows.

If the carrying amount of an asset exceeds its future cash flows an allowance for loss is recognized in income and expenses for the year, reflecting the difference between the carrying amount and the fair value of the asset.

3.10) Intangible assets

Goodwill on the acquisition of a subsidiary represents the excess acquisition cost in relation to the Company’s participation in the fair value of identifiable assets, liabilities and contingent liabilities of the subsidiary as of the date of acquisition. Goodwill, considered to be future earnings of the business, is initially recognized at cost and subsequently amortized over the periods benefited by the acquisition. The recoverable value of goodwill is evaluated annually and an allowance for impairment losses is recorded, when applicable. It is expected that existing goodwill will be totally amortized during 2009 (Note 12).

3.11) Deferred charges

As allowed by MP 449/08, the Company chose to allocate the remaining balance of R$807 related to pre-operating expenses that were recorded at cost to property, plant, and equipment.

3.12) Prepaid expenses

Funds used in advance payments for which benefits will be derived or services will be provided in future years are recorded in assets considering the accrual principle.

3.13) Current and noncurrent assets – long-term assets

Other current and noncurrent assets – long-term assets are stated at the lower of cost or realizable value, plus, if applicable, inflation adjustment and exchange rate changes and income earned through the balance sheet date.

3.14) Current and noncurrent liabilities

Stated at known or estimated amounts, plus charges, inflation adjustment and exchange rate changes incurred through the balance sheet date, when applicable.

Aracruz Celulose S.A. and Subsidiaries Notes to the Financial Statements for the Years Ended December 31, 2008 and 2007 (In thousands of Brazilian reais – R$)

3.15) Income tax and social contribution

The provisions for income tax and social contribution are calculated and recorded based on rates and taxable income adjusted in accordance with specific legislation, including a portion of tax incentives (Veracel). Income tax is calculated at the rate of 15%, plus a 10% surtax on annual taxable income exceeding R$240. Social contribution is calculated on taxable income at the rate of 9%.

Deferred income tax and social contribution are recorded as credits or debits in current and noncurrent assets and result from temporary differences between the carrying amount and the tax basis of assets and liabilities. Pursuant to Resolution 273/98 and Instruction 371/02 of the Brazilian Securities and Exchange Commission (CVM), deferred taxes are recorded at probable realizable values (Note 9).

3.16) Leasing

The commercial leases in which a significant part of the benefits and risks of ownership remains with lessor are classified as operating leases. The costs of the leases are appropriated in the result by the linear method over the term of the lease.

3.17) Loans and financing

Loans and financing are initially recognized at the fair value when funds are received, net of transaction costs. They are subsequently measured at amortized cost, that is, adding charges, interest, inflation adjustment and exchange rate changes as foreseen in contract, incurred through the balance sheet date (Note 14).

3.18) Provisions

A provision is recognized in the financial statements when the Company and its subsidiaries have a known liability for an unknown term and amount or as a result of a past event for which a cash disbursement to settle the obligation is probable.

3.19) Environmental issues

Production facilities and forestry and reforestation activities of the Company are subject to environmental regulations. Risks associated with environmental issues are minimized by operating control procedures, as well as investments in equipment and systems for pollution control. In Management´s evaluation, no allowance for losses related to environmental issues is currently necessary under Brazilian laws and regulations.

Aracruz Celulose S.A. and Subsidiaries Notes to the Financial Statements for the Years Ended December 31, 2008 and 2007 (In thousands of Brazilian reais – R$)

3.20) Reserves for tax, civil, and labor contingencies

Recorded and adjusted through the balance sheet dates for the amount of probable loss considering the nature of contingencies and supported by the opinion of the Company´s and subsidiaries´ outside legal counsel. For financial statement presentation purposes, reserves are stated net of related escrow deposits. The bases for and nature of the reserves for tax, civil, and labor risks are described in Note 16.

3.21) Earnings (loss) per thousand shares

Calculated based on the number of shares outstanding at the balance sheet dates. The balance as of December 31, 2008 was calculated based on the number of shares excluding those held in treasury, as presented in Note 17.

3.22) Interest on shareholders’ capital

Interest paid to shareholders calculated in accordance with Law 9249/95 is recorded in the statement of operations, under financial expenses, as determined by tax law. For financial statement disclosure purposes, interest paid is recorded as a charge to retained earnings and interest received as a credit to investments.

3.23) Employee profit sharing

Provisions are recorded to cover the expense related to employee profit sharing. These provisions are calculated based on qualitative and quantitative goals defined by Management and accounted for in specific accounts in the groups of Cost of Sales and Operating Expenses.

3.24) Amounts denominated in foreign currency

Monetary assets and liabilities denominated in foreign currency are translated into Brazilian reais at the exchange rate prevailing at the balance sheet dates. Currency translation gains and losses were recognized in the statements of operations.

3.25) Revenue and expense recognition

Sales revenues are mainly attributable to long-term contracts and are recognized when all risks and rewards connected with ownership of products are transferred to the buyer. Other revenues and expenses are recognized on an accrual basis.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

3.26) Use of estimates

The preparation of financial statements requires Management to make estimates and assumptions to record and disclose assets and liabilities, among which are: (a) estimates of fair value for financial instruments, (b) allowance for doubtful accounts, (c) allowance for losses on inventories, (d) allowance for losses on tax credits, (e) probable realizable amounts for deferred income tax assets and liabilities, (f) recoverable amounts and determination of useful lives for property, plant, and equipment, (g) recoverable amounts for goodwill on acquisition of investments, (h) reserve for contingencies, (i) recognition of fair value (MTM) for derivatives, and (j) amounts for revenues and expenses. Actual results could differ from these estimates and judgments made by Management.

4	Consolidation principles and practices

Consolidation procedures for the balance sheets and the statements of operations reflect the sum of the balances of assets, liabilities, income and expenses accounts, together with the following eliminations: (i) interest in capital, reserves, retained earnings or accumulated losses, and investments, (ii) balances of intercompany accounts and other assets and/or liabilities, (iii) effects of significant transactions, (iv) separate recording of minority shareholders’ interest in results and shareholders’ equity of subsidiaries, and (v) elimination of unrealized intercompany profits .

The consolidated financial statements were prepared in conformity with practices described in Note 2 and include the following companies with the same presentation dates:

Ownership interest (%)
Pulp production:
Veracel Celulose S.A.	50
Forestry and reforestation of eucalyptus:
Mucuri Agroflorestal S.A.	100
Aracruz Riograndense Ltda.	100
Port services:
Portocel - Terminal Especializado de Barra do Riacho S.A.	51
International distribution network:
Aracruz Trading International Ltd.	100
Aracruz Celulose (USA), Inc.	100
Aracruz Trading S.A.	100
Ara Pulp - Com. de Importação e Exportação, Unipessoal Ltda.	100
Riocell Limited	100
Manufacture of solid wood products:
Aracruz Produtos de Madeira S.A. (i)	33.33
Special purpose company (SPC):
Arcel Finance Limited (ii)	100

(i) Ownership interest in Aracruz Produtos de Madeira S.A. corresponds to 1/3 of its shares and is recorded under the equity method.

(ii) Arcel Finance Limited was dissolved on November 27, 2007.

Aracruz Celulose S.A. and Subsidiaries Notes to the Financial Statements for the Years Ended December 31, 2008 and 2007 (In thousands of Brazilian reais – R$)

The Company invests a substantial portion of its investments in investment fund shares, seeking the best return for funds invested (Note 5). Exclusive investment funds managed by independent fund managers are organized as special purpose entities (SPE´s), since the Company has control of their operations and fully participates in their risks and rewards. To comply with CVM Instruction 408/04, the Company consolidated investment funds as of December 31, 2008 and 2007, showing balances invested in exclusive investment funds separately by nature of the investments that comprise these funds´ assets.

As established in CVM Instruction 247/96, consolidation of Veracel was made proportionally to Aracruz´s interest in its capital (50%), because it is jointly controlled as defined in a shareholders’ agreement for this jointly-owned subsidiary.

The main account groups of the financial statements of Veracel consolidated by Aracruz are as follows:

	2008	2007
Cash and cash equivalents	626	707
Inventories	59,950	60,066
Property, plant, and equipment/deferred charges	1,523,427	1,537,124
Other assets	272,438	192,489
	1,856,441	1,790,386
Trade accounts payable	18,388	18,226
Loans and financing	547,203	594,238
Other liabilities	18,622	21,914
Shareholders’ equity	1,272,228	1,156,008
	1,856,441	1,790,386
Net sales	464,276	399,214
Gross profit	147,644	102,860
Income from operations	113,168	44,065
Net income (loss)	17,368	1,216

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

5	Cash and cash equivalents and investments

As of December 31, 2008, cash and cash equivalents and short- and long-term investments of the Company and its subsidiaries and jointly-controlled company totaled R$1,009,268 (R$880,533 as of December 31, 2007), of which approximately 15% were denominated in foreign currency and 85% were denominated in local currency.

			Consolidated
Breakdown	Local currency	Foreign currency	Total
Cash and banks	3,452	16,674	20,126
Cash investments		120,797	120,797
Short-term investments	844,708	17,322	862,030
Long-term investments	6,315		6,315
	854,475	154,793	1,009,268

(i) Cash investments

As of December 31, 2008, cash investments totaled R$120,797 (R$73,602 as of December 31, 2007). This position in the consolidated balance sheet is mainly related to certificates of deposit (CDs) with original maturity of less than 90 days, denominated in U.S. dollars, held with banks considered prime by the Company and for the most part through the subsidiary Aracruz Trading International Ltd.

(ii) Short-term investments

Short-term investments as of December 31, 2008 and 2007 mostly comprised amounts in two exclusive funds and investments in bank certificates of deposit (CDBs) with original maturity of over 90 days. The assets of funds mainly comprise CDBs, debentures linked to commitments, federal government securities, and others linked to the Interbank Certificate of Deposits interest rate held in low-risk financial institutions and for which original maturity is between February 2009 and September 2014. However, securities that comprise the portfolios of these exclusive funds for the most part have daily liquidity and no loss of principal or interest earned up to the redemption date. These exclusive funds do not entail significant financial obligations. These obligations are limited to the service fees paid to the asset management companies employed to carry out investment transactions, audit fees, and other general and administrative expenses. No consolidated assets of the Company have been provided as collateral for these obligations and the creditors of the funds do not have recourses against the assets of the Company.

Aracruz Celulose S.A. and Subsidiaries
Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

		Company
Breakdown of exclusive funds	2008	2007
Bank certificates of deposit	407,879	641,251
Federal government securities	377,526	27,137
Debentures	42,480	45,194
Total	827,885	713,582

The consolidated balance is higher than the Company balance by R$34,145 (R$65,684 as of December 31, 2007) and relates mainly to CDB’s denominated in Brazilian reais held at low-risk financial institutions in Brazil and investments in foreign funds through the subsidiaries Portocel-Terminal Especializado de Barra do Riacho S.A. and Aracruz Trading International Ltd.

6	Trade accounts receivable - customers
			Company		Consolidated
		2008	2007	2008	2007
	Domestic customers	21,140	32,169	21,145	32,321
	Foreign customers
	Subsidiaries	763,029	173,635
	Advances on export contracts	(131,573)
	Other customers (third parties)		124	643,584	578,973
	Allowance for doubtful accounts	(1,827)		(10,296)	(6,459)
		650,769	205,928	654,433	604,835

	The aging list of trade accounts receivable is as follows:
			Company		Consolidated
		2008	2007	2008	2007
	Current	780,304	205,811	535,725	546,741
	Up to 30 days past-due	2,038	60	113,629	52,530
	31 to 60 days past-due		57	3,855	4,420
	61 to 90 days past-due			1,224	316
	91 to 180 days past-due	1,827		10,296	7,287
		784,169	205,928	664,729	611,294

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

Changes in the allowance for doubtful accounts for the year ended as of December 31, 2008:

					Company
Beginning balance	Additions	Reversals	Write-offs	Exchange rate changes	Ending balance
2007					2008
	1,837	(10)			1,827

					Consolidated
Beginning balance	Additions	Reversals	Write-offs	Exchange rate changes	Ending balance
2007					2008
6,459	1,837	(48)		2,048	10,296

7    Inventories

		Company		Consolidated
	2008	2007	2008	2007
Pulp – finished product
At plants	81,328	27,512	91,953	39,840
Abroad			340,677	228,638
Pulp – finished product	549	489	549	489
Raw materials	75,354	68,629	89,701	80,283
Maintenance materials and
storeroom supplies	115,407	99,626	154,254	134,749
Other	177	74	725	1,035
	272,815	196,330	677,859	485,034

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

8	Related parties

Transactions between the Company and its subsidiaries, jointly-owned subsidiary and associated company, such as purchases and sales of products, purchases of raw materials and contracting of services, are eliminated upon consolidation. Financial transactions, such as intercompany loans and prepayment contracts, bear interest rates of LIBOR + 1% p.a. plus exchange rate changes and are also eliminated in the consolidation process.

(a) Subsidiaries and associate

							Company
						2008	2007
	Aracruz Trading International Ltd.	Mucuri Agro-florestal S.A.	Portocel - Terminal Especializado de Barra doRiacho S.A.	Aracruz Riograndense Ltda.	Aracruz Produtos de Madeira S.A.	Total	Total
Balance Sheet
Current assets	763,029		1,926		1,284	766,239	176,289
Long-term assets		83	271			354	423
Current liabilities	21,093		664	831	590	23,178	45,938
Long-term liabilities	2,613,269					2,613,269	1,333,845
Transactions during the year						31/12/2008	31/12/2007
Sales revenues	2,384,153				8,755	2,392,908	2,277,373
Port services contracted			15,427			15,427	13,973
Financial (expenses) income, net	546,371					546,371	(116,771)

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

(b) Shareholder and related company

Transactions between the Company and the shareholder and its related party, mainly financing transactions, financial investments, and services rendered, are carried out under usual rates, amounts and terms that would be applicable to unrelated parties.

						Consolidated
			Shareholder	Related company		Total
	BNDES – Banco Nacional de Desenvolvimento Econômico e Social 14 (a)	Banco Votorantim S.A. (1)	Banco Safra S.A. (2)	Cia. de Navegação Norsul (3)	2008	2007
Balance Sheet
Current assets		96,883	177,488	498	274,869	106,233
Current liabilities	211,142				211,142	245,049
Long-term liabilities	1,021,031				1,021,031	1,086.602
Transactions during the year					31/12/2008	31/12/2007
Financial income, net		6,109	15,512		21,621	24,598
Financial expenses, net	127,843				127,843	12,316
Freight expenses				26,546	26,546	20,550

(1) Transactions with Banco Votorantim S.A. relate to investments in CDB’s (in the amount of R$86,494) and debentures (in the amount of R$10,389). Financial income of R$6,109 was generated from these investments.

(2) Transactions with Banco Safra S.A. relate to investments in CDB’s (in the amount of R$126,908), debentures (in the amount of R$32,091) and other investments in foreign investment funds (in the amount of R$17,322). Financial income of R$15,512 was generated from these investments.

(3) The amount of R$498 relates to freight for wood transportation. The amount of R$26,546 relates to freight expenses incurred during the year.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

9	Tax credits and provision for income tax and social contribution

(a) Tax credits

		Company	Consolidated
	2008	2007	2008	2007
Deferred income tax and social contribution
Tax loss carryforwards (i)	254	24,611	501,889	35,187
Tax loss carryforwards (social contribution) (i)	91	41	3,325	3,847
Temporary differences (i)
Exchange rate changes taxed on a cash basis	137,148	(335,173)	137,148	(335,173)
Gain (losses) on unsettled derivative transactions	44,665	(23,079)	44,665	(23,079)
Farm activity investments	(54,619)	(104,808)	(54,619)	(104,808)
Nondeductible provisions	178,406	127,470	194,152	141,409
Effects of Provisional Measure 449/08			12,279
Income tax on unrealized profit			38,386	21,752
Other	4,007	9,341	4,008	9,343
Recoverable taxes
Income tax and social contribution – prepayments
on an estimate basis	62,981	72,802	107,142	75,807
Income tax for offset	107,274	86,849	107,274	86,849
Income tax (IRRF) withheld on investments	31,315	13,041	44,960	27,684
Income tax to be withheld on investments	1,652	17,911	1,773	21,302
Taxes on revenues (PIS and COFINS)	86,648	82,668	147,337	134,445
State value-added tax (ICMS) (ii)	338,566	273,404	369,507	299,355
Allowance for losses on ICMS credits (ii)	(330,634)	(194,831)	(359,833)	(218,194)
Other	1,915	1,923	2,472	2,455
Total	609,669	52,170	1,301,865	178,181
Stated as:
Current assets	264,490	239,343	370,431	289,312
Noncurrent assets/long-term assets
Deferred income tax and social contribution	309,952		842,847
Tax credits	35,227	114,424	88,587	162,143
Noncurrent liabilities/long-term liabilities		(301,597)		(273,274)

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

(i)	Deferred income tax and social contribution tax credits are stated at net value as of December 31, 2008 and are attributable to tax loss carryforwards and temporary differences related to (i) the effect of exchange loss determined (system for calculating income tax and social contribution on a cash basis – exchange effects), (ii) adjustment to fair value of derivatives, (iii) temporarily non-deductible provisions, and (iv) investments in farm activities. Economic feasibility studies approved by administrative bodies of the Parent Company and its subsidiaries and jointly-owned subsidiary indicate full realization for tax credits by the year 2018 as set forth in CVM Instruction 371/02 and detailed below:

						Company
				2010	2011	Total
Deferred income tax and social contribution				189,220	120,732	309,952

					Consolidated
	2009	2010	2011	2012	2013 to 2018	Total
Deferred income tax and social contribution	69,408	247,515	164,472	39,517	321,935	842,847

On September 30, 2008, the Controlling Company had recorded credits for deferred income tax and social contribution in the amount of R$230,909. This arose principally from the provision for loss on unsettled transactions with derivative financial instruments. Under the agreement to convert such transactions into loans, as discussed in note 14, there is a pre-supposition that the Company will not enter into similar transactions with resulting gains of the same nature as that of the losses recognized. Consequently, the Controlling Company adopted a conservative posture in relation to the said credits and reversed them in the quarter ended December 31, 2008.

(ii)	Since the enactment of Federal Complementary Law 87, dated September 13, 1996, the Company’s Espírito Santo plant has been accumulating ICMS credits with that state resulting from the acquisition of assets used to manufacture pulp in view of its predominantly export business. Based on current state legislation, the Company was partially realizing such credits held with the State of Espírito Santo through sales operations. Considering the history of sales over the course of 2007, approximately R$95 million, and given prospects of satisfactorily concluding other negotiations in progress, the Company considered as probable the realization of part of the ICMS credits recognized in its accounting records related to the Espírito Santo unit in 2008 and, therefore, reversed as of December 31, 2007 approximately R$71,070 from the respective allowance for losses and kept the amount of R$194,831 accrued in that date.

However, considering that Company's expectations for realization of such credits had not been confirmed as of September 30, 2008, an allowance for losses in the amount of R$67,096 was once again recorded, being on December 31, 2008, maintained the accrued balance of R$330,634.

The amount of R$7,932 (R$7,503 as of December 31, 2007) in Aracruz not covered by an allowance for losses relates to ICMS credits of the Guaíba unit, which the Company has been offsetting over the normal course of its operations.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

(b)	Income tax and social contribution reflected in the statement of operations arose from the following:

		Company	Consolidated
	2008	2007	2008	2007
Income (loss) before income tax, social contribution, and minority interest
	(4,980,050)	947,282	(5,353,018)	1,031,059
Income tax and social contribution (34% tax rate)	1,693,217	(322,076)	1,820,026	(350,560)
Equity in subsidiaries / income (loss) of subsidiaries with differentiated tax rates or not taxable	(646,648)	91,209	(341,037)	58,791
Depreciation, amortization, depletion, and write-offs – Article 2 of Law 8200/91	(2,387)	(2,109)	(2,387)	(2,109)
Gains (loss) on derivative transactions	(492,759)		(492,759)
Contributions and donations	(2,406)	(1,225)	(2,406)	(1,225)
Technological innovation	4,382	8,350	4,382	8,350
Other effects of permanent differences	1,076	286	2,277	949
Income tax and social contribution	554,475	(225,565)	988,096	(285,804)
Current	(57,074)	(29,262)	(63,416)	(82,160)
Deferred	611,549	(196,303)	1,051,512	(203,644)

10	Advances to suppliers – Forestry Program

The Forestry Program is a partnership with farmers started in 1990 in the state of Espírito Santo and extended to other states such as Bahia, Minas Gerais, Rio Grande do Sul, and more recently, Rio de Janeiro, for the purpose of planting eucalyptus forests on the lands of partners. Under the program, the Company provides technology, technical support, supplies, and financial resources, depending on the type of contract, in order to ensure the supply of wood for pulp production. Funds advanced amounted to R$264,645 as of December 31, 2008 (consolidated R$292,979), compared with R$242,603 (consolidated R$265,214) as of December 31, 2007, which will be returned through the delivery of wood by producers.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

11	Investments

		Veracel Celulose S.A.	Mucuri Agro-florestal S.A.	Portocel- Terminal Especializado de Barra do Riacho S.A.	Aracruz Trading S.A.	Aracruz Trading International Ltd.	Aracruz Celulose (USA), Inc.	Aracruz Riograndense Ltda	Ara Pulp	Riocell Limited	Aracruz Produtos de Madeira S.A	Total 2008	Total 2007
	In subsidiaries, jointly-owned subsidiary, and associate
	Number of shares held by Aracruz
	Ownership interest in voting capital - %	50	100	51	100	100	100	100	100	100	33,33
	Information as of December 31, 2008
	Subscribed and paid-up capital	2,634,950	78,300	9,034	228	47	467	158,515	33	51	145,655
	Shareholders’ equity	2,544,457	76,175	18,547	316	165,807	25,272	77,090		1,450	49,148
	Net income (loss) for the year	34,736		7,209	(69)	(2,585,226)	6,835	(13,552)	(60)	(433)	(5,875)
	Changes in investments
	At beginning of year	1,156,008	76,175	4,008	292	2,085,111	13,974		48	1,427	18,341	3,355,384	2,831,813
	Capital contribution (i)	128,922		1,775								130,697	255,410
	Business acquisition (ii)							90,642				90,642
	Deferred charges adjustment (MP 449/08)	(30,070)										(30,070)
	Equity in subsidiaries (iii)	17,369		3,676	24	(1,919,304)	11,298	(13,552)	(48)	23	(1,958)	(1,902,472)	268,160
		1,272,229	76,175	9,459	316	165,807	25,272	77,090		1,450	16,383	1,644,181	3,355,383
	Goodwill on acquisition of investment (iv)	50,305										50,305	50,305
	Amortization of goodwill (iv)	(40,564)										(40,564)	(40,564)
		1,281,970	76,175	9,459	316	165,807	25,272	77,090		1,450	16,383	1,653,922	3,365,124
	Other investments											3,222	3,223
	Total											1,657,144	3,368,347

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

(a)	Company

	(i)	Under the plan for capitalization of Veracel, capital increases in the amount of R$128,922 in 2008 and R$249,410 in 2007 were made, and Portocel received R$1,775 in 2008.

	(ii)	Acquisition of Boise Cascade do Brasil Ltda. (Note 1). The Company elected to recognize this acquisition at its book value as allowed by CVM Instruction No. 469/08.

	(iii)	The effect of the currency exposure of overseas investments is recorded under the caption "Equity in subsidiaries" and overseas investments are translated at the current exchange rate. In 2008, the Company recognized exchange gain on these investments in the amount of R$670,949.

	(iv)	Goodwill paid on the acquisition of Veracel in the amount of R$50,305 was based on economic fundamentals, that is, the market value of assets, land, and forests, and estimated future earnings of the forestry business. Goodwill related to forests and estimated future earnings of the forestry business in the amount of R$40,564 was fully amortized up to March 31, 2006 according to the depletion and use of areas planted with eucalyptus, which in this case had been allocated to forest formation cost and recognized in income and expense for the year when eucalyptus trees were cut down. Goodwill related to land in the amount of R$9,741 will be amortized upon realization of the asset.

Of the R$839,305 in goodwill from the acquisition of Riocell S.A. in 2003, R$276,422 was primarily allocated to property, plant and equipment, while the unallocated portion of R$562,883 (future earnings of the business) was transferred to intangible assets (Note 12).

(b)	Consolidated

The consolidated balance of investment in associated company in the amount of R$16,383 (R$18,341 as of December 31, 2007) represents Aracruz’s interest in the associated company Aracruz Produtos de Madeira S.A. The portion of goodwill related to the market value of assets is allocated to property, plant, and equipment in the consolidated financial statements (proportional consolidation of Veracel).

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

12	Intangible assets

	Annual amortization rate - %	Cost	Accumulated amortization	2008	2007
Company and consolidated
Intangible asset - Riocell S.A, goodwill absorbed	20	562,883	(506,595)	56,288	168,865
Total Company and consolidated		562,883	(506,595)	56,288	168,865
Amortization for 2008 and 2007 was allocated as follows:
				2008	2007
Intangible amortization (Note 25)				112,577	112,577

Annual test for impairment of goodwill

During the year, the Company estimated the recoverable value of goodwill referred to above and determined that there is no impairment. This goodwill is related to the pulp business unit, which is managed as a single cash generating entity and includes almost all of the Company. The recoverable value for the cash generating unit was estimated using a “value in use” model. No write-off of other assets of the cash generating unit was considered necessary.

The “value in use” model uses cash flow projections based on budgets approved by the Board of Directors covering a five-year period and uses a discount rate range from 8 to 10% p.a.

Projected cash flows over the period covered by the budget are based on the same gross margins and prices for raw materials and sales used for the budget approved.

Cash flows for periods that exceed 16 years (in perpetuity) were extrapolated using a constant growth rate of 2.5% p.a., which is slightly below the average long-term historical growth rate for production in the pulp industry (source: PPPC).

Management believes that any reasonably plausible modification in the key scenarios on which recoverable value is based would not result in an aggregate carrying value in excess of the recoverable value of the cash generating unit.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

13	Property, plant, and equipment
					2008	2007
		Annual depreciation rate %	Cost	Accumulated depreciation and depletion	Net	Net
	Company
	Land		1,185,358		1,185,358	1,016,292
	Industrial and forestry equipment	4 to 25	4,861,322	(2,660,074)	2,201,248	2,330,547
	Forests (*)	(*)	1,535,563	(283,796)	1,251,767	1,031,876
	Buildings and improvements	4 and 10	1,076,165	(605,888)	470,277	480,591
	Administrative area assets and other assets	4, 10 and 20	287,820	(194,490)	93,330	92,589
	Advances to suppliers		347,095		347,095	16,355
	Property, plant and equipment in progress		313,197		313,197	165,928
	Total Company		9,606,520	(3,744,248)	5,862,272	5,134,178
	Subsidiaries and jointly-owned subsidiary:
	Land		260,422		260,422	221,443
	Industrial and forestry equipment	4 to 20	1,070,286	(239,136)	831,150	879,586
	Forests (*)	(*)	335,825	(76,528)	259,297	166,673
	Buildings and improvements	4 and 10	420,914	(63,598)	357,316	283,927
	Administrative area assets and other assets	4, 10, and 20	33,367	(15,239)	18,128	18,288
	Advances to suppliers		1,585		1,585	388
	Property, plant and equipment in progress		73,074		73,074	64,466
	Total Consolidated		11,801,993	(4,138,749)	7,663,244	6,768,949
	(*) Depleted according to criteria described in Note 3.8
	Depreciation and depletion determined in 2008 and 2007 were allocated as follows:
					2008	2007
	Industrial and forestry costs				479,349	434,803
	Operating expenses				4,556	5,654
	Company				483,905	440,457
	Industrial and forestry costs				98,085	96,252
	Operating expenses				1,705	446
	Consolidated				583,695	537,155

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

14	Loans and financing
				Company	Consolidated
		Annual
		interest rate (%)	2008	2007	2008	2007
	Local currency
	Loans adjusted based on TJLP (*) (a)	7.0 to 10.50	628,261	679,542	974,764	1,101,848
	Loans adjusted based on basket of currencies (a)	5.86 to 9.74	93,493	80,392	257,408	229,803
	Export credit note (NCE) (b)	100% of CDI			94,536	104,865
	Financing derived from losses on derivative transactions (d)	12.68%	1,604,700		1,604,700
	Other loans and financing	6.75	10,244	10,228	10,244	13,978
	Foreign currency (US dollar)	2.61 to 4.93
	Export prepayments (c )	Libor + 0.6% to Libor + 3.5%	3,277,469	1,626,999	3,277,469	1,626,999
	Advances on foreign exchange contracts (ACC) / advances on export contracts (ACE)	5.57 to 16.00	132,360		282,056
	Financing derived from losses on derivative transactions (d)	Libor + 1%			3,172,157
	Other loans and financing	2.72 to 6.35			18,662	18,770
	Total loans and financing		5,746,527	2,397.161	9,691,996	3,096,263
	Current portion (including interest payable)		(459,004)	(166,608)	(947,765)	(291,513)
	Long-term portion
	2009			85,707		209,757
	2010		352,860	35,226	853,945	154,393
	2011		469,710	35,226	979,121	162,702
	2012		527,256	138,579	1,035,113	265,675
	2013 to 2017		3,937,697	1,935,815	5,876,052	2,012,223
			5,287,523	2,230,553	8,744,231	2,804,750

	Maturities shown in this table reflect terms proposed in negotiations underway with creditor banks to refinance the debt derived from derivative transactions and covenants discussed in items (c) and (d) below.

	(*) TJLP limited to 6% p.a. plus bank spread.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

(a)	Loans from BNDES (Shareholder)

In June 2001, Aracruz signed a financing agreement with the Brazilian Economic and Social Development Bank (BNDES) which involved a total release of R$692,720, interest ranging from 7.76 to 9.30% p.a.; and amortization period from 2003 to 2009.

In December 2005, Aracruz signed a financing agreement with the BNDES which involved a total release of R$140,441, interest ranging from 6.46 to 10.50% p.a., and amortization period from 2007 to 2016.

In November 2006, Aracruz signed a financing agreement with the BNDES which involved a total release of R$595.869 of which R$ 499.743 were released, interest ranging from 5.86 to 8.90% p.a., and amortization period from 2009 to 2016.

With the exception of the agreement signed in December 2006, the financing granted to Aracruz by the BNDES are guaranteed by a mortgage on the industrial plant at Barra do Riacho in the state of Espírito Santo which includes land, buildings, and machinery and equipment installed.

As of December 31, 2008, Aracruz had financings from its shareholder, the BNDES, in the total amount of principal of R$716,913 (R$755,205 as of December 31, 2007), with interest ranging from 5.86% to 10.50% p.a. and amortization period from 2009 to 2016.

In August 2001, Veracel signed a financing agreement with the BNDES which involved a total release of R$52,482, interest ranging from 7.0 to 9.5% p.a.; and amortization period from 2003 to 2010.

In January 2004, Veracel signed a financing agreement with the BNDES which involved a total release of R$1,452,192, interest ranging from 7.0 to 9.3% p.a., and amortization period from 2006 to 2014.

As of December 31, 2008, considering only the portion guaranteed by Aracruz, equivalent to 50% of the financing obtained from the BNDES by Veracel, the total amount of principal is R$508,316, subject to interest ranging from 7.0% to 9.5 % p.a. and amortization period from 2009 to 2014.

On January 21, 2009, the Company requested that the BNDES exempt it from requirements to maintain financial ratios foreseen in the agreement signed in November 2006 and free it from the mortgage on the industrial unit in Espírito Santo. In return, the Company offered to establish a mortgage on the real estate in the state of Rio Grande do Sul, including the industrial plant in Guaíba comprising land, buildings, and machinery and equipment installed. On February 20, 2009, the BNDES informed the Company of its decision to exempt it from maintaining financial ratios foreseen in the agreement signed in 2006 and freeing from the mortgage related to the agreement signed in 2001 in exchange for a mortgage to be established on the industrial unit located in Guaíba and formalization of the same in contractual amendments. The BNDES also communicated its decision to authorize the substitution of the mortgage in the agreement entered into in 2005 for a mortgage on the real estate in the state of Rio Grande do Sul for an amount sufficient to meet the BNDES´ real guarantee requirements for this contract.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

(b) Export credit note

In May 2006, the subsidiary Portocel - Terminal Especializado de Barra do Riacho S.A. entered into a Export Credit Note transaction in the amount of R$104 million (US$50 million) in order to expand its port facilities. Interest is due at 100% of the CDI rate and payable semiannually with amortization of principal from June 2008 to December 2013. A DI x US$ swap linked to this transaction was also entered into under the same terms for maturity, exchanging the interest rate for exchange rate fluctuations plus + 5.985% p.a. The outstanding balance as of December 31, 2008 was R$94,014 (R$104,460 as of December 31, 2007).

(c) Export prepayment transactions

As of December 31, 2008, Aracruz had prepayment transactions in the amount of R$3,246,093 (R$1,610,112 as of December 31, 2007) with various banks and which are subject to interest ranging from Libor + 0.6% to Libor + 3.5% p.a. and amortization of principal between June 2009 and December 2017, already including the prepayments contracted with the same creditor banks involved in derivative transactions reverted in November, 2008, amortizations for which have been changed.

(d) Financing derived from losses on derivative transactions

As disclosed in the Significant Event notice on November 3, 2008, the Company informed the market that it had concluded the unwinding of Target Forward, Swaps with Dollar Options, and Non-Deliverable Forward derivative transactions.

Immediately after the unwinding of derivative transactions, the Company started negotiations with transaction counterparties (“creditor banks”) and on January 19, 2009 informed the market in a Significant Event notice that banks controlling more than 80% of the debt resulting from these transactions had agreed to minimum conditions proposed by the Company to restructure maturities and conditions for this debt. On January 23, 2009, holders of 97% of the debt had already manifested their agreement with respect to the Company´s proposal; only one bank which is involved in Chapter 11 proceedings in the U.S. remains to agree since it depends on approval of proposed terms and conditions by the court in the city of New York responsible for the judicial recovery.

The agreement entered into with the banks, which is in process of formalization, foresees the following terms and conditions:

✓ Total amortization period of nine (9) years with a possibility of reduction to seven (7) years depending on the operating performance of the Company and the occurrence of certain liquidity events;

✓ Amortization in semiannual installments starting on June 30, 2009 and installments at the end of each quarter beginning in 2010;

✓ Three-month Libor rate plus an initial spread of 3.5% p.a. and semiannual charges of 0.25% p.a. beginning in 2010, resulting in a weighted average rate of Libor + 4.6% p.a.;

✓ Collateral guarantees from the Company; and

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

✓ Pledge of 28% of the Company’s common shares.

The debt principal balance resulting from the unwinding of derivatives as of December 31, 2008 totaled R$4,728,533, of which R$1,572,333 belonged to the parent company Aracruz Celulose S.A., and R$3,156,200 belonged to the subsidiary Aracruz Trading International Ltd.

Amounts related to export prepayment transactions with these banks were also included in the agreement. As of the signing of the definitive agreement to finance the debt derived from derivative transactions, these export prepayments will have the same terms and conditions established in the agreement described above.

(d)	Covenants

Some of the Company´s loan agreements include covenants that were not complied in light of the recognition of the allowance for losses on derivative transactions (Note 15).

The Company initiated negotiations with these creditors in October 2008, in order to restructure the respective covenants and adjust them to the new reality of indebtedness.

As of December 31, 2008, the amount related to loans with covenants was R$1,631,354. The Company received by all creditors, proposals to restructure the terms and conditions of loans, including the adequacy or exemption from compliance with financial covenants.

15 (a)

Risk management and financial instruments

Policy for use of derivatives

The Company´s sales are 98% denominated in U.S. dollars, while half of its costs are incurred in Brazilian reais. In order to hedge its cash flow against the appreciation of the real in relation to the U.S. dollar, the Company may enter into derivative transactions.

The Company´s policy for derivatives is intended to hedge the Company´s cash against fluctuations in foreign exchange and interest rates. The Director for Finance and Investor Relations is responsible for managing derivatives by identifying exposures and correlations among different risk factors that are involved in the Company´s business. The Board of Control and Risk Management, a position created in November 2008, is responsible for control of derivative transactions and adherence of such transactions to the Company’s rules and financial policy.

(b)

Risk management objectives and strategies

The Company, under its policy for management of financial assets, permanently seeks to maximize return in relation to risks. To accomplish this, criteria and indicators that demonstrate the adequacy of liquidity, market, and credit risks are established.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

(i) Liquidity risk

The Company´s objective in order to preserve financial liquidity is to maintain a ratio of 1.5 times the sum of cash, credit lines used, and free-cash flow in relation to debt principal maturing in up to 12 months where cash should be at least equal to the amount of principal coming due.

(ii) Market risk

The Company seeks to limit loss of return as a result of the appreciation of the real. Swaps or NDF´s that result in a sold position in U.S. dollars are used to accomplish this. Since part of the Company´s debt is denominated in U.S. dollars, currency swaps that may have exposure to interest rates are permitted.

(iii) Credit risk

Because derivative transactions can generate gains (amounts receivable) for the Company these potential gains may generate exposure to credit risk in relation to counterparties. To mitigate this risk, transactions are limited to a notional value of US$50 million with each counterparty and maximum maturities of 1 year with banks based in the so-called G7 countries that have a rating equal to or higher than "A-".

(c)

Risks associated with each market strategy, adequacy of internal controls, and parameters used to manage these risks and results obtained in relation to proposed objectives

The Company´s strategy in relation to derivatives is limited to hedging against interest rate fluctuations and appreciation of the dollar. The Company has three derivative transactions that fall under this strategy and which expose the Company to the following risks:

• Strong appreciation of the dollar could result in the fair value of derivative transactions increasing (that is, the Company becomes a bigger loser) considerably as can be seen in the sensitivity table (item (f) of this note);

• A strong drop in interest rates (TJLP and CDI) could also result in the fair value of derivative transactions increasing (that is, the Company becomes a bigger loser) considerably as can be seen in the sensitivity table (item (f) of this note);

The Company understands that the main risk is the significant appreciation of the dollar, which is corroborated in the sensitivity table (item (f) of this note). However, since a significant portion of the Company´s sales are linked to the dollar, a possible loss on current derivative transactions (sold position in dollar) would be naturally offset by gains from the Company´s sales revenues. It is Management´s practice to monitor indicators discussed in this note in previous and subsequent evaluations of transactions in order to minimize risks.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

(d)	Fair value of derivative contracts, criteria for evaluation and measurement, methods, and significant assumptions used to determine the fair value

Derivatives held by the Company are as follows:

A conventional swap in which the Company receives TJLP plus interest and pays dollar plus interest. The fair value payable as of December 31, 2008 is R$54,842;

A conventional swap in which the Company receives CDI and pays dollar plus interest. The fair value payable as of December 31, 2008 is R$11,147;

A swap with verification in which the Company receives LIBOR plus interest and pays LIBOR plus smaller interest rate. Strikes are set in dollars and if the quotation is higher than strikes on verification dates, the Company pays the difference between the quotation and the strike. The transaction has a cap (upper limit). The fair value payable as of December 31, 2008 is R$76,525.

The following procedure was adopted for the conventional dollar x TJLP swap:

The base value (R$) is adjusted by the TJLP up to December 31, 2008 and thereafter interest contracted to maturity is added (multiplying effective rate factor – FTE). The result of this procedure is the future value of the TJLP position. Then, the future value of the TJLP position is discounted to present value using the curve for the TJLP (obtained from the BM&F using Pre x TJLP and Pre x DI swaps). The result is the fair of the Company´s asset position;

The base value (US$) is adjusted by the interest rate contracted for the liability position. The result of this procedure is the future value of the dollar position. Then, the future value of the dollar position is discounted to present value using the curve for the dollar (obtained from the BM&F using swaps dollar x DI ). The result is the fair of the bank´s asset position;

Finally, the difference between the fair value of the Company´s asset position and the fair value of the bank´s asset position is calculated. The result obtained is the fair value of the transaction.

The following procedure was adopted for the conventional dollar x CDI swap:

The base value (R$) is adjusted by the CDI rate up to 12/31/2008. The result of this procedure is the fair value of the Company´s asset position;

The base value (US$) is adjusted by the interest rate contracted for the liability position. The result of this procedure is the future value of the dollar position. Then, the future value of the dollar position is discounted to present value using the curve for the dollar (obtained from the BM&F using dollar x DI swaps). The result is the fair value of the bank´s asset position;

Finally, the difference between the fair value of the Company´s asset position and the fair value of the bank’s asset position is calculated. The result obtained is the fair value of the transaction.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

It was decided that the Monte Carlo Model would be used for the swap with verification. In this case, possible trajectories for dollar price quotations are generated based on the quotation for the dollar and implicit volatility obtained from Bloomberg. Based on these quotations, possible payments or receipts are obtained on verification dates. Then, these flows are discounted to present value using the BM&F fixed rate curve. The average of these present values represents the fair value of the transaction.

(e)

Amounts recorded in asset and liability accounts segregated by category, risk, and market strategy, those intended to hedge assets and those for trading.

The fair value of outstanding derivative transactions and other related balances were recognized in the financial statements as follows:

		Company		Consolidated
	2008	2007	2008	2007
Current assets
Interest rate SWAP contracts:
CDI vs. US$				6,053
Total current assets				6,053
Noncurrent assets
Long-term assets
Interest rate SWAP contracts:
TJLP vs. US$		52,605		52,605
Total noncurrent assets
Long-term assets		52,605		52,605
Current liabilities
US$ futures contracts
Transaction linked to export prepayment	76,525		76,525
Interest rate SWAP contracts:
CDI vs. US$			11,147
Total current liabilities	76,525		87,672
Noncurrent liabilities
Long-term liabilities
Interest rate SWAP contracts:
TJLP vs. US$	54,842		54,842
Total noncurrent liabilities
Long-term liabilities	54,842		54,842

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

(f)	Amounts grouped by asset, referential index, counterparty, trading place, and maturity band

Counterparty	Asset	Referential index	Maturity band	Notional amount in reais	Exposure in dollars
Citibank	Conventional Swap	Asset in TJLP Liability in US$	Oct/2010	331,594	170,000
HSBC	Conventional Swap	Asset in CDI Liability in US$	June 2009 to December/2013	94,014	45,000
ING	Swap with verification	Neutral in Libor Liability in US$	Apr/2009 to Sept/2009	701,100	300,000

The transactions informed in the above table are traded in the over-the-counter market.
The sensitivity table presented below considers possible future disbursements with detailed assumptions not reflecting the fair value of transactions:

Transaction	Risk	Probable scenario	Possible scenario 25%	Remote scenario 50%
Swap with verification [1]	Appreciation of dollar	(76,980)	(136,980)	(136,980)

Dollar vs. TJLP swap	Appreciation of dollar	(25,746)	(135,803)	(245,860)

Dollar vs. TJLP swap	Drop in TJLP	(25,746)	(33,703)	(41,623)
Dollar vs. CDI swap	Appreciation of dollar	4,400	(25,970)	(56,341)

Dollar vs. CDI swap	Drop in CDI	4,400	(2,682)	(9,854)
[1] Transaction with cap set at R$ 2.50 / US$

Assumptions for sensitivity analysis
Risk factor		Probable scenario	Possible scenario	Remote scenario
Dollar: exchange rate R$ = US$1		2.3000	2.8750	3.4500
TJLP: annual interest rate		6.25%	4.69%	3.13%
CDI: annual interest rate		11.00%	8.25%	5.50%

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

(g)	Gains and losses in the period, grouped by main categories of risk assumed, those recorded in income (loss) and those recorded in shareholders' equity are segregated.

Breakdown of consolidated gains (losses) on derivative transactions:
		As of December 31
	2008	2007
Future DI - BM&F	4,017	(60,394)
Future US$ - BM&F	172,215	191,903
NDF - Non Deliverable Forward	(43,214)
Interest rate Swap	(108,792)	67,878
Sell Target Forward	(3,984,077)
Swap Libor (Prepayment)	(743,718)
Sell Target Forward (NDF)	8,000
Total	(4,695,569)	199,387

(h)	Amounts and effects on income (loss) of transactions that no longer qualify as hedged asset transactions, and amounts transferred from shareholders' equity as a result of the recognition of losses and gains on the hedged item.

The Company did not adopt hedge accounting.

(i)	Main transactions and futures commitments covered by cash flow hedge, highlighting terms for financial impact foreseen

The Company did not adopt hedge accounting.

(j)	Amount and type of guarantee margins

Derivative transactions held by the Company do not require guarantees margins.

(k)	Detailed reasons for possible changes in classification of financial instruments

The Company did not present a change in classification of financial instruments.

(l)	First-time adoption of CPC Pronouncement 14

As of December 31, 2007, the Company and its subsidiaries already recognized financial instruments at fair value and followed accounting classifications that were required by CPC Pronouncement 14, approved by the CVM on December 17, 2008. Therefore, the adoption of CPC 14 had no effect on their financial positions as of December 31, 2008 and 2007 or in income (loss) for the years then ended.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

15.1 Non-derivative financial instruments

(a) Customer credit risk

The Company may incur losses due to financial difficulties of its customers that lead them to fail to honor their obligations with the Company. To reduce this risk, the Company has an all inclusive credit insurance policy and adopts specific policies for customers not covered under this policy. It may even in some cases use mechanisms of risk mitigation such as advance receipt and letters of credit. The risk of the trade accounts receivable balance is monitored by Management and possible losses identified are recognized in the allowance for doubtful accounts.

(b) Financial institutions

The amount of cash investments allocated to financial institutions with a risk rating of “BBB+” will be limited to US$50 million for each business group, observing a limit of 5% of consolidated shareholders' equity for financial institutions that are part of the same business group. The amount invested in institutions with a risk rating of “BBB+” cannot exceed in aggregate 10% of funds invested in the country. In the case of a higher rating, the maximum amount will be up to 10% of the consolidated shareholders' equity of financial institutions in the same business group and the total amount invested in each group will be limited to 20% of the Company´s available cash. In cases where there are two or more ratings from different agencies, the highest will be considered.

For banks whose parent company is rated at least “A-”, there will be no shareholders' equity limit for the local subsidiary as long as there is sufficient evidence of the parent´s support of its branch´s obligations.

For institutions that are part of a financial conglomerate, whether an associated company, subsidiary, or branch, consolidated financial statements of the respective business group will be considered both for rating and for limits of shareholders' equity and total funding. Notwithstanding, the comfort supplied by its shareholders will also be analyzed.

(c) Corporate credits

Minimum rating of A-, the maximum amount of US$ 20 million per security or asset issued will observe the limit of 10% of the issue value. The amount allocated to corporate credits cannot exceed 20% of the Company’s available cash and the term for the investment cannot exceed 24 months.

(d) Fair value of other financial instruments

To determine the fair value of assets and liabilities, amounts were adjusted when applicable based on market or contractual interest rates and changes were recognized in income.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

The fair values of financial instruments as of December 31, 2008 are as follows:

		Company		Consolidated
	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and cash equivalents	2,028	2,028	20,126	20,126
Cash investments			120,797	120,797
Short- and long-term investments	834,200	834,200	868,345	868,345
Trade accounts receivable	650,769	650,769	654,433	654,433
Liabilities
Trade accounts payable	171,182	171,182	313,102	313,102
Advances from subsidiary	2,634,362	2,634,362
Short- and long-term financing
(including interest)	5,746,527	5,746,527	9,691,996	9,691,996

Considering the Company’s debt portfolio, which includes pre-payment of exports, BNDES, export credit notes and rural credit, currently such debts do not represent parameters for quotation or contract in such a basis that assure their respective market values.

(e) Balance sheet (consolidated) classified by currency/index
					2008
	US dollar	Other currencies	Local indices *	Not indexed	Total
Assets
Current assets	876,000	1,991	866,830	1,076,625	2,821,446
Noncurrent assets			64,790	1,242,487	1,307,277
Permanent assets				7,739,137	7,739,137
Total	876,000	1,991	931,620	10,058,249	11,867,860
Liabilities and shareholders' equity
Current liabilities	810,564	52,239	311,240	351,537	1,525,580
Noncurrent liabilities and minority interest	6,166,057	205,169	2,886,392	122,167	9,379,785
Shareholders’ equity				962,495	962,495
Total	6,976,621	257,408	3,197,632	1,436,199	11,867,860

Aracruz Celulose S.A. and Subsidiaries Notes to the Financial Statements for the Years Ended December 31, 2008 and 2007 (In thousands of Brazilian reais – R$)

					2007
	US dollar	Other currencies	Local indices *	Not indexed	Total
Assets
Current assets	655,665	1,677	832,822	867,908	2,358,072
Noncurrent assets			120,180	452,497	572,677
Permanent assets				7,006,043	7,006,043
Total	655,665	1,677	953,002	8,326,448	9,936,792
Liabilities and shareholders' equity
Current liabilities	75,777	44,145	225,732	566,603	912,257
Noncurrent liabilities and minority interest	1,624,134	185,657	1,497,057	356,667	3,663,515
Shareholders’ equity				5,361,020	5,361,020
Total	1,699,911	229,802	1,722,789	6,284,290	9,936,792

* TJLP, Selic, IGPM, and CDI

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

16    Reserve for contingencies and legal obligations under litigation

								Consolidated
							12/31/2008	12/31/2007
	Opening balance	Addition/ Reversal	Inflation adjustment	Payments	Accumulated balance	Escrow Deposits linked to Accrued Litigation	Net Reserve	Net Reserve
Labor (a)	36,422	4,783	4,131	(3,938)	41,398	16,907	24,491	23,129
Civil		600	6		606		606
Tax
Social contribution (d)	218,994	523	18,254		237,771		237,771	218,993
PIS / COFINS (c)	167,030		8,215		175,245		175,245	167,030
Other (i)	107,467	(68,408)	3,966	(7,813)	35,212	14,780	20,432	92,947
Total	529,913	(62,502)	34,572	(11,751)	490,232	31,687	458,545	502,099

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

The Company and its subsidiaries, jointly-owned subsidiary, and associated company are parties to litigation of a tax, civil, and labor nature as well as others in progress in which matters are being challenged at both the administrative and judicial levels and, when applicable, are backed by escrow deposits. Based on the opinion of its legal counsel, Management believes that the legal actions taken in each situation are sufficient to preserve the shareholders’ equity of the Company, subsidiaries, jointly-owned subsidiary, and associated company and no additional reserve is required as of December 31, 2008.

In addition to the recorded reserves there are other contingent liabilities distributed among tax, civil, and labor litigation, mostly prior to 2008 and for which no solution is foreseen in the near term. These lawsuits in the amount of R$562,364 (R$518,047 in the Company) are considered as possible loss for which a reserve is not required, based on the assessment of the legal counsel.

Escrow deposits that represent restricted assets of the Company and its subsidiaries are related to amounts deposited and held by the courts until the litigation to which they are linked is resolved. Escrow deposit balances for which no reserve for contingencies was recorded totaled R$12,218 for the Company and R$21,147 in the Consolidated as of December 31, 2008 (R$11,806 and R$17,764, respectively, as of December 31, 2007) and are classified under “Escrow deposits” in noncurrent assets

(a)	Labor

Labor lawsuits involving large amounts relate to payment of inflation adjustment differences (economic plans) on the 40% fine for FGTS and health hazard/hazardous duty premium.

As of December 31, 2008, the Company had reserves in the amount of approximately R$31,000 (Consolidated - R$41,400) to cover possible unfavorable decisions in the labor area, as well as escrow deposits in the approximate amount of R$16,100 (Consolidated - R$25,700).

(b)	Brazilian Social Security (INSS)

In March 1997, the Company received notifications from the Brazilian Social Security Institute (INSS) related mainly to housing salary. Inspectors understood that the low values for employee rents were a fringe benefit (salary in kind) and, as a consequence, the respective social security payments were less than they should be. The Company is involved in a Declaratory Action challenging these notifications in order to have the notifications annulled, in the amount of approximately R$3,000. The Superior Court of Justice favorably decided on the special appeal for one of the lawsuits in favor of the arguments presented by the Company.

As of December 31, 2008, the Company had escrow deposits in the approximate amount of R$3,600. Based on the formal opinion of its outside legal counsel, which considers the likelihood of loss in this lawsuit to be remote, no reserve was recorded to cover possible unfavorable outcome.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

(c)	PIS/COFINS

The Company obtained a Court Injunction against the change in the basis of calculation of these taxes, as well as against the increase in the COFINS rate established by Law 9,718/98, on the grounds of unconstitutionality.

The favorable decision was issued in November 2001. Due to unfavorable court decisions at the time for other taxpayers in similar lawsuits, on August 29, 2003 the Company decided to partially withdraw the lawsuit filed and chose to enroll in the PAES program – special payment in installments totaling R$56,241 – introduced by Law 10684/2003, the current balance of which is approximately R$58,300, and maintained only the lawsuit related to currency fluctuations.

Notwithstanding the petition for waiver, in view of the decision rendered by the Federal Supreme Court (STF), which ruled that the change in the basis for calculation of the PIS and COFINS is unconstitutional, the Parent Company filed for a Restraining Order to ensure its right not to pay the PAES installments relating to such modification, and the petition was granted. The amount relating to the PAES installments that were not paid as a result of such court order, for the months from July 2006 through December 2008, is approximately R$18,700, already inflation updated using the TJLP interest rate. In February 2009, the decision of the Superior Court of Justice (STJ) in favor of the Parent Company was published determining that the decision of the Second District Federal Court be overturned, which homologated the partial withdrawal of the lawsuit originally filed.

The amount disputed in relation to currency fluctuations in the months from February 1999 to September 2003 is approximately R$175,200 as of December 31, 2008 (R$167,000 as of December 31, 2007), already inflation adjusted using the Selic rate and adequately reflected in the reserve for contingencies and legal obligations under litigation.

In September 2007, based on the opinion of its legal counsel, Company Management reversed the amount of approximately R$73,800 of the reserve relating to the levy of such taxes on currency fluctuations, in view of the provisions contained in Article 150, paragraph 4, of the Brazilian National Tax Code (CTN).

Given decisions issued by the STF in similar cases, recognizing the unconstitutionality of the modification in the base for calculation of the PIS and COFINS, which has been repeatedly followed by court and administrative jurisprudence, making the issue virtually a settled matter, the Company’s Management is convinced that the likelihood of loss in this case is remote. Nonetheless, due to the recent pronouncement of IBRACON, as of December 31, 2007, the Company adopted a conservative approach and recognized again the portion of the reserve previously reversed.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

(d)	Social contribution – non-levy on export revenues

In September 2003, the Company obtained a restraining order that gave it the right to not pay the Social Contribution (CSLL) levied on export revenues, and assured the right to utilize for offset the amounts unduly paid for such tax, adjusted using the SELIC rate, in the amount of R$237,800 as of December 31, 2008 (R$219,000 as of December 31, 2007), for which a reserve was recorded. The Company is awaiting a decision in relation to the appeal filed by the Brazilian federal government.

(e)	Income Tax (IRPJ) – Deductibility of the social contribution

On June 29, 2005, the Parent Company was assessed in relation to the deductibility of CSLL from taxable income for IRPJ purposes for fiscal years 2000 and 2001, and the reserve as of June 29, 2005 was supplemented by the amount of R$3.6 million, totaling R$38 million.

In July 2005, in view of previous court decisions, the Company decided to pay the amount assessed, although it recalculated the basis for calculation and determined the amount of R$24.4 million. The Company filed an administrative challenge to the balance of the amount assessed, and the assessment was upheld at the first administrative level. The Company has appealed this decision and is awaiting judgment. In addition, it has maintained the lawsuit challenging the alleged non-deductibility.

(f)	IRPJ/CSSL – full offset of tax loss carryforwards

On June 29, 2005, the Company was assessed in relation to full offset of tax loss carryforwards for IRPJ and CSLL purposes for calendar years 2000 and 2001, as well as relating to full offset, in fiscal year 2000, of the tax loss generated during the period it was eligible to the export tax benefit known as BEFIEX. The Company challenged the assessment at the first administrative level but it was upheld. The Company appealed this decision and in June 2008 obtained a favorable decision from the Finance Ministry’s Board of Tax Appeals (CCMF), which unanimously ruled that the assessments levied by the tax authorities were groundless.

As a consequence of the above decision, the Company, corroborated by its outside legal counsel, assessed that the likelihood of loss regarding such contingency is remote. Accordingly, as of June 30, 2008, the reserve relating to interest and fine was reversed with positive impacts on the Company’s results by R$29,928 and R$14,416 under the captions “financial expenses” and “other operating expenses”, respectively.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

(g)	State value-added tax (ICMS)

On October 20, 2006, the Company received notifications from the Espírito Santo State Finance Department, in the amount of R$75.8 million, dealing basically with failure to comply with accessory obligations and unduly taking credits for the state value-added tax (ICMS) on supplies and fixed assets. The Company elected to make payment of part of the amount assessed and challenged the total amount of R$75.5 million, of which R$11.6 million has already been decided in favor of the Company. In March 2008 the Company was served process in tax collection lawsuits arising from three notifications where the courts ruled unfavorably in the amount of R$58.5 million, and appeals were filed. Based on the formal opinion of its outside legal counsel, which considers the likelihood of loss in this case to be remote, no reserve was recorded to cover possible unfavorable outcomes.

(h)	Public civil lawsuits - Eucalyptus forest tracts in the State of Grande do Sul

In 2007 a number of Non-Governmental Organizations (NGOs) and the Federal Public Prosecution Office in the State Rio Grande do Sul filed two Public Civil Lawsuits challenging the validity of the procedures adopted by State Environmental Protection Agency (FEPAM) when issuing environmental licenses for eucalyptus plantations in that state. A restraining order was initially granted, determining that FEPAM should suspend the issuance of environmental licenses for planting eucalyptus tracts and transferring jurisdiction for this to IBAMA (the Brazilian Environmental Institute). The order was suspended by the Fourth Federal District Court at the request of the state´s government. The Company believes that such suspension will be confirmed by the court’s definitive decision on the merits of the case. Based on the opinion of its outside legal counsel, who assesses the likelihood of loss as possible, and in view of the impossibility to accurately estimate the amount involved in the demands, no reserve was recorded to cover possible unfavorable outcomes.

(i)	Other

Based on the opinion of its outside legal counsel, the Parent Company also has a reserve for other tax contingencies where the likelihood of loss is assessed as probable in the total amount of R$29,400 (R$35,800 in the Consolidated relating to tax and civil matters involving the subsidiaries and jointly-owned subsidiary). For these other contingencies, the Company has escrow deposits in the approximate amount of R$23,100 (Consolidated R$23,500).

Aracruz Celulose S.A. and Subsidiaries Notes to the Financial Statements for the Years Ended December 31, 2008 and 2007 (In thousands of Brazilian reais – R$)

17	Shareholders’ equity

(a) Capital and reserves

Subscribe and paid-up capital as of December 31, 2008 and 2007 is R$2,871,781, represented by 1,032,554,000 registered shares without par value, of which 455,391,000 are common shares, 27,957,000 (27,958,000 in December 2007) are class A preferred shares, and 549,207,000 (549,205,000 in December 2007) are class B preferred shares. Class shares A can be converted into class B shares, but not into common shares, at any time at the discretion and cost of the shareholder. The conversion ratio is 1:1 (one class A share per one class B share). Company shares are under the custody of Banco Itaú S.A.

The market value of common shares and class A and class B preferred shares, based on the last quotation, before December 31, 2008, was R$3.98, R$4.05 and R$2.49 per share, respectively.

Under the Company’s bylaws, preferred shares are nonvoting, but are entitled to capital reimbursement in case of Company liquidation. Preferred shares are entitled to dividends 10% higher that dividends paid on each common share, but without receiving priority over common shares. Without prejudice to such right, class A preferred shares are entitled to receiving priority of minimum dividends of 6% p.a. on the portion of capital represented by such shares.

As required by Article 189 of Law 6604, as amended, the Company made the absorption of losses for the year at R$389,485 against the balance of legal reserves and the balance of R$1,988,754 of reserves for investment. Additionally, as permitted by Article 200 of the referred Law, the Company's management proposed the absorption of the year loss in the amount of $162,209 against the balance of capital reserve - tax incentives.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

The Company presents below share rights, privileges and conversion policy:

	Common shares	Class A preferred shares	Class B preferred shares
Voting	Yes	No, except when no dividends are paid during three consecutive years. In this case, shareholders preserve this right until late dividends are paid.	No, except when no dividends are paid during three consecutive years. In this case, shareholders preserve this right until late dividends are paid.
Privileges	None
  Priority in capital reimbursement if the Company is liquidated;
  Right to receive dividends 10% higher than dividends paid on common shares.
  Priority in receiving minimum dividends of 6% p.a. on the capital represented by such shares, equitably divided among such shares.
Priority in capital reimbursement if the Company is liquidated; Right to receive dividends 10% higher than dividends paid on common shares.
Conversion features	None	Can be converted into Class B preferred shares, but not into common shares, at any time, at the discretion of the shareholder, who will bear the conversion costs. Conversion ratio 1:1.	Cannot be converted into Class A preferred shares or common shares.

(b) Dividends and interest on capital

Company bylaws provide for a minimum annual dividend of 25% of net income, adjusted by the changes in reserves, as provided for by Brazilian Corporate Law.

Pursuant to Law 9249, of December 26, 1995, in 2008 and in 2007 the Company opted to pay to shareholders interest on capital calculated on shareholders' equity accounts limited to the daily pro rata fluctuation of the long–term interest rate (TJLP), in the amount of R$155,000 (R$298,900 in 2007).

Based on the Company’s operating cash generation capacity, in addition to the declared interest on capital, the Annual Shareholders' Meeting held on April 30, 2008 approved the payment of dividends for 2007 in the amount of R$200,000, corresponding to R$202.18 per thousand A and B preferred shares and R$183.80 per thousand common shares.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

(c)Treasury shares

As of December 31, 2008, the Company held in treasury 483,000 common shares and 1,483,000 class B preferred shares, whose market values per share, as of that date, were R$3.98 and R$2.49, respectively.

18	Pension plan - ARUS

ARUS - Fundação Aracruz de Seguridade Social is a nonprofit, close-end pension fund which operates as a multi-sponsor fund. In September 1998, the previously existing pension plan was replaced by a defined contribution pension plan (Arus Pension Plan).

The Company sponsors the Arus Pension Plan. In 2008, Aracruz’s total contribution to the plan was R$7,207 (R$6,573 in 2007).

Should the sponsor withdraw from the Arus Pension Plan, the sponsor’s commitment calculated pursuant to CPC Resolution 06/88 is fully covered by the assets of the plan.

19	Insurance

In view of the nature of its operations, the Company adopts the policy of contracting insurance coverage according to the different typical risks (manufacturing, forests and port). Based on systematic risk analyses together with modern insurance techniques, the Company contracts insurance based on the maximum possible loss and loss of income concept, which corresponds to the maximum amount subject to destruction in a single event.

As of December 31, 2008, the Company’s assets were insured against operational risks for a total amount of approximately US$1.8 billion, corresponding to the maximum compensation threshold per event.

20	Tax incentive - ADENE

As Aracruz is located within the jurisdiction of the Northeast Development Agency (ADENE) and inasmuch as the pulp and paper industry is considered a priority for the development of the region (Decree 4213 of April 16, 2002), in December 2002 the Company claimed and was granted by the Federal Revenue Service (SRF) the right to a business income tax reduction benefit and nonrefundable surcharges on the operating profit of plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), after the approval by ADENE of the related Incentive-Granting Reports.

Aracruz Celulose S.A. and Subsidiaries Notes to the Financial Statements for the Years Ended December 31, 2008 and 2007 (In thousands of Brazilian reais – R$)

On January 9, 2004, the Company received Official Letter 1406/03 from the Extrajudicial Administrator of the former Northeast Development Authority (SUDENE), informing that “pursuant to re-examination by the Legal Advisors of the Ministry for Integration as regards the scope of the tax incentive previously granted” it considered that the benefit previously granted to and utilized by Aracruz was unjustified, and was thereafter revoked.

During 2004 and 2005, ADENE issued several acts canceling the tax benefits, which were repeatedly challenged and/or contested by the Company, although so far no final court decision has been issued in relation to the merits of the claim.

Nevertheless, in December 2005 SRF issued a notification requiring the payment related to the tax incentives utilized until then, plus interest, even though without imposition of fine, totaling R$211 million. The Company filed an objection against this notification but the notification was upheld at the first administrative level. Aracruz appealed against this decision and in September 2008 the Board of Tax Appeals partly accepted the assessment made by the tax authorities and recognized the Company’s right to utilize the tax incentive up to the year 2003, revoked the right to the tax incentive in 2004, thus maintaining an assessment of R$47 million. The Company is presently awaiting the publication of this decision so that it can file an appeal against the decision regarding 2004.

The Company’s management, based on the opinion of its legal counsel, believes that the decision to cancel said tax benefits is incorrect and should be annulled, both as regards the benefits already utilized and the remaining benefit period. As regards the benefits utilized through 2004 (R$142,858 as of December 31, 2004), Management understands, based on the opinion of its legal counsel, that the requirement to pay is groundless, as the Company utilized the benefits strictly within legal parameters and in conformity with SRF acts and the Incentive-Granting Reports issued by the ADENE.

As regards the remaining benefit periods, which extend through 2012 (plant C) and 2013 (plants A and B), Management and its legal counsel understand that it is illegal to revoke benefits granted contingent upon the compliance with preset conditions (implementation, expansion or modernization of industrial undertaking), and that such vested rights to utilize the benefits are ensured until the end of the periods set forth in the Law and in the acts granting the benefits

Even though the Company is sure of the legitimacy of its rights, in light of the events that occurred in 2004 and 2005, which evidence ADENE’s and SRF’s intention to cancel the tax benefits, the Company decided to adopt a conservative approach and discontinue the recording of the utilization of tax benefits starting 2005, until such a final court decision is issued.

The likelihood of an unfavorable outcome in relation to the tax benefits already utilized through 2003 is assessed as remote by Management and its legal counsel. As regards the tax benefits already utilized in 2004 and those to be utilized starting 2005, the likelihood of an unfavorable outcome is assessed as possible and, as a result, no reserve has been recognized.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

21	Reconciliation of Company and consolidated shareholders’ equity and net income (loss)

	2008	2007
Shareholders’ equity
Shareholders’ equity – Company	947,598	5,403,243
Unrealized income	(145,768)	(85,775)
Unrealized shipping expenses	32,867	21,800
Income tax and social contribution on unrealized results	38,386	21,752
Allowance for inventory losses	89,412
Shareholders’ equity - consolidated	962,495	5,361,020

Results of operations	2008	2007
Net income (loss) for the year - Company	(4,270,575)	1,020,617
Unrealized income (loss)	(59,993)	37,055
Unrealized shipping expenses	11,067	(4,348)
Income tax and social contribution on unrealized (realized) results	16,634	(11,120)
Allowance for inventory losses	89,412
Net income (loss) - consolidated	(4,213,455)	1,042,204

22	Commitments

(a)	Acquisition of chemical products (take-or-pay contract)

As part of the sale of the electrochemical plant to Canexus Química Brasil Ltda. (Canexus) in 1999, the Company and Canexus entered into a long-term contract for the supply of chemical products by Canexus, revised in 2002 to include additional volumes. Under the take-or-pay clause, the Company is committed to buying a conservatively projected volume of chemical products. Volumes purchased by the Company above the agreed minimum volume in a given year can be offset against volumes purchased below the minimum volume in subsequent years. For purchases in volumes below the agreed minimum volume, the Company pays price provided for by the contract. There are committed volumes until December 2008 related to the contractual amendment entered into in 2002.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

(b)	Wood supply

The Company entered into a barter contract with Suzano Papel e Celulose S.A. to lend 1,700,000 cubic meters of eucalyptus wood, which were received through September 2005. The remaining balance as of December 31, 2008 is 226,00 cubic meters (1,075,000 cubic meters as of December 31, 2007) of eucalyptus wood and, based on its present forest formation costs, the Company has recorded R$3,751 (R$11,395 as of December 31,2007) in liabilities. The contract provides for the return of an equivalent volume on similar operating conditions during the first half of 2009.

On August 8, 2008, the Company entered into a new barter contract with Suzano Papel e Celulose S.A. to lend 400,000 cubic meters of eucalyptus wood. The 401,000 cubic meters received are based on the current forest formation costs and tree harvesting costs of the Company, which recorded R$13,254 in liabilities. The contract provides for the return of an equivalent volume on similar operating conditions starting July 2010.

(c)	Policy Adjustment Commitment - Indigenous Communities

In the first half 1998 the Company signed Policy Adjustment Commitments under which the Company, the National Amerindian Foundation (FUNAI), and the Indigenous Communities recognize the legitimacy of Ministry of Justice Administrative Rules 193, 194 and 195, all dated March 6, 1998, which determined the expansion of the Indian reservations by 2,571 hectares of land belonging to Aracruz. The Company committed to provide financial aid to the Indigenous Communities Associations through social, agricultural, educational, housing and health projects, up to an amount of approximately R$13,500 (historical amount), monthly adjusted for inflation based on the higher of the general market price index (IGP-M) or the consumer price index (IPC), or any other index that replace them. The amount of this financial aid should have been disbursed over a 20-year period, contingent upon the accomplishment of certain clauses and terms.

Even though the Policy Adjustment Commitments were still in force, in 2005 some members of the Indigenous Communities invaded forest areas and the Company’s plants. As the invasion represented a breach of the Policy Adjustment Commitments by the indigenous communities, the Company, after having notified the Indigenous Communities Associations, the FUNAI and the Public Prosecution Office Federal, suspended all its commitments starting May 2005.

Until May 2005 and while the Policy Adjustment Commitments were being complied with, the Company had transferred R$9,597 to the Indigenous Communities.

Aracruz Celulose S.A. and Subsidiaries Notes to the Financial Statements for the Years Ended December 31, 2008 and 2007 (In thousands of Brazilian reais – R$)

On February 17, 2006, FUNAI published Resolutions 11 and 12 approving the conclusion of a working group set up under FUNAI Administrative Rule 1299/05, which recommended expansion of the current Indian reservations by approximately 11,000 hectares, comprising almost the entire land owned by Aracruz. Confident on the legitimacy of its rights, the Company filed an objection of such Resolutions on June 19, 2006. Early 2007, the Minister of Justice, which has the authority to decide on the matter, returned the administrative proceeding to FUNAI, determining that more in-depth studies should be conducted “for the purpose of preparing an appropriate proposal that reconciles the interests of all parties concerned.”

On August 27, 2007, through Administrative Rules 1463 and 1464, the Ministry of Justice accepted the conclusions of the Working Group set up under FUNAI Administrative Rule 1299/05 and determined the expansion of the indigenous territories by 11,000 hectares, 98% of which, i.e., approximately 10,700 hectares, corresponded to land owned by Aracruz.

The land dispute involving Aracruz Celulose and the indigenous communities of Espírito Santo came to a conclusion at the end of 2007. On December 3, a final Policy Adjustment Commitment was signed at the Ministry of Justice in Brasilia, which encompasses the rights and obligations of each party (Aracruz, the Indians and FUNAI) in the process of transferring approximately 11,000 hectares of land to the indigenous communities and assuring that all the eucalyptus wood planted in the area, approximately 6,800 hectares of forests, will be harvested by the Company as compensation for improvements made. Expansion of the Indian reservations still requires ratification by decree to be signed by the President of the Republic, when land title and ownership will be effectively transferred.

The agreement, which was monitored by all the authorities involved in the negotiation process, including the Attorney General and FUNAI, which engaged an independent firm that carried out the physical demarcation of the land, prescribes that both parties waive any present or future actions on this matter. The agreement was ratified in March 2008 by the Federal Court of Linhares, State of Espírito Santo.

Before the execution of the agreement, the terms and conditions of the Policy Adjustment Commitment were submitted to indigenous communities and approved at a meeting held on October 16, 2007 and ratified by them at another meeting held on November 28, 2007 as recommended by Convention 169 of the International Labour Organization (ILO) on indigenous and tribal communities, of which Brazil is a signatory.

Aracruz considers the settlement a sustainable solution that seeks a balance among the different interests of the parties concerned, to the extent that it makes it feasible for the Indians to expand their land and provided the Company with the legal security that such reservation will not be expanded in the future.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

(d) Guarantees and Collaterals

As of December 31, 2008, there are guarantees and collaterals provided to other subsidiaries and jointly-owned subsidiary, related to third-party loans and litigation, as follows:

Veracel Celulose S.A.	508,316
Portocel - Terminal Especializado de Barra do Riacho S.A.	94,014
602,330

(e) Compliance with legislation

Forestry and manufacturing activities of the Company are subject to Federal and State environmental legislation. Management is convinced that it complied with all the applicable environmental regulations, in all its material aspects.

23	Sales by geographic area

The Company’s sales classified by geographic area are as follows:

		Company		Consolidated
	2008	2007	2008	2007
North America	1,138,566	961,136	1,487,834	1,378,063
Europe	701,869	787,436	1,620,065	1,829,797
Asia	543,717	522,113	747,774	867,740
Other	2,058	6,776	2,057	6,776
Total	2,386,210	2,277,461	3,857,730	4,082,376

Geographic areas are determined based on the location of customers.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

24	Financial income (expenses)

		Company	Consolidated
	2008	2007	2008	2007
Financial income
Income from cash investments	92,467	80,422	98,398	100,537
Inflation/exchange rate gains	100,099	(15,713)	294,476	(99,993)
Other financial income	15,437	13,865	19,808	15,540
Subtotal	208,003	78,574	412,682	16,084
Financial expenses
Expenses on financial transactions	282,624	222,708	262,975	226,158
Interest on capital	155,000	298,900	155,000	298,900
Inflation/exchange rate losses	1,494,607	(543,271)	1,209,390	(392,447)
Other	9,940	46,968	14,344	52,942
Subtotal	1,942,171	25,305	1,641,709	185,553
Gains (losses) on derivative transactions	(1,586,653)	199,387	(4,695,569)	199,387
Total financial (income) expenses, net	3,320,821	(252,656)	5,924,596	(29,918)

25	Other operating expenses (income)

		Company	Consolidated
	2008	2007	2008	2007
Allowance for (reversal of) losses on tax
credits	135,804	(104,925)	141,640	(84,425)
Discount on sale of ICMS credit	1,877	29,408	1,877	29,408
Negative goodwill on acquisition of
Riocell	112,577	112,577	112,577	112,577
Reserve for labor lawsuit	6,448	8,924	10,971	8,924
Net sale of property, plant and equipment	(19,804)	4,880	3,882	8,911
Other, net	(2,235)	(9,528)	(8,713)	129
Total	234,667	41,336	262,234	75,524

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

26	Remuneration of Key Management Personnel

During 2008 and 2007, Management remuneration was charged to expense as follows:

		Company	Consolidated
	2008	2007	2008	2007
Remuneration of the Management
Council (Board)	2,274	2,242	2,274	2,242
Remuneration of Management and of the
Executive Directors	8,172	14,099	8,436	14,356
Total	10,446	16,341	10,710	16,598

The Company pays part of the variable remuneration of its executives based on shares, as shown below:

Level of Executive	Basis of Calculation
Directors	Computation of "phantom shares"	Average quotation of the ADR on the New York Stock Exchange on the final Day of the year, multiplied by the US$ Exchange Rate on the day that the award of shares is approved.
	Payment of "phantom shares"	Average quotation of the ADR on the New York Stock Exchange for the six months prior to the first day of the month of payment.
Managers	Computation and Payment of "phantom shares"	Average quotation of the market value of Class B Preference Shares (PNB) of the Company in December of each year.

The executives who take part in this plan have their annual performance review assessed in comparison with pre-established targets and objectives to be met during the year. Based on this, a determination is reached as to the amount of variable remuneration to which the executive is entitled and which will be paid in the future under the terms of the plan. The reference value awarded is divided by the share reference price, calculated as per the above Schedule. The resulting amount is equivalent to a certain number of shares (Phantom Shares) which will be used as a basis to pay the executive in the future, upon completion of the period of three consecutive years of employment. The amount to be paid at that time will be equivalent to the change in the value of the phantom share award over the period in which the executive has held the shares (i.e., between the date of the award and the date of payment).

These awards are settled in cash, without issue of shares or delivery of shares to the participants.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

In December 31, 2008 and 2007, the company had the following obligations with variable share based remuneration:

			2008			2007
	Managers	Directors	Total	Managers	Directors	Total
Number of ADR's (thousands)		44	44		65	65
Number of stocks (thousands)	435		435	437		437
Balances payable	853	6,460	7,313	5,951	10,010	15,961
Charge (reversal)	(3,380)	(105)	(3,915)	1,342	5,280	6,622

The company has no post-employment benefits or benefits arising on the rescission of employment contracts.

During 2008, there were no significant transactions between the Company and key Management personnel.

27	Supplemental information

a)	Agreement to provide maritime shipping services

As of December 31, 2008, the Company had a long-term agreement to provide maritime transport services, entered into with the related party Companhia de Navegação Norsul (“Norsul”), see Note 8 (b). In compliance with CVM Deliberation Nr. 554/08, which approved and made mandatory for all public quoted companies the Technical Pronouncement CPC 06 (Leases), the Company analyzed the referred Contract, and concluded that it has characteristics that allow it to be classified as an operating lease.

The contract, which covers a 20 year period, is for the provision of coastal cargo services to the Company, using pushers and barges owned by Norsul. Under the contract, Norsul carries raw material (wood) for the Company from the Caravelas Terminal, in the State of Bahia, to Portocel, in the State of Espírito Santo.

At term, the contract terminates automatically, without the Company having any purchase option for the vessels. There is neither transfer of ownership of vessels nor any transfer of any substantial risk to the Company. The Company has a purchase option only in the event of a contractual rescission motivated by Norsul.

Aracruz Celulose S.A. and Subsidiaries

Notes to the Financial Statements
for the Years Ended December 31, 2008 and 2007
(In thousands of Brazilian reais – R$)

Additionally, the referred Contract does not foresee contingent payments, or restrictions imposed by agreements of commercial leasing, such as those relating to dividends and interest on shareholders’ equity and additional debt.

During 2008, the Company paid the amount of R$26,645 for the rendering of services covered by this contract. The minimum future commitments of the contract depend on the volumes to be transported and on variable costs which are billed as incurred. Management estimates that the values corresponding to the year of 2009 will be at a similar level to that of 2008.

28	Subsequent event

a)	Votorantim increase its interest in Aracruz

As disclosed to the market in a relevant fact published on January 20, 2009, on March 5, 2009, the Company’s management was informed that Votorantim Celulose e Papel S.A. (“VCP”) had entered into an agreement to acquire, directly or through a subsidiary, Aracruz common shares representing approximately 28% of the voting capital, held by the Safra family, upon exercise of the tag along right as a result of the transaction carried out with the Lorentzen, Moreira Salles and Almeida Braga families (the “families”), as disclosed to the market in a material fact disclosed on January 20, 2009.

The transaction will be settled by the end of April 2009, under the terms and conditions of the agreement. Once the transaction is settled, thus closing the negotiation previously conducted with the families, VCP will directly and indirectly hold approximately 84% of the voting capital of Aracruz.

29

Authorization to conclude the financial statements

The Company’s Board of Directors authorized the completion of these financial statements on March 26, 2009, so that subsequent events occurring until this date that might have impacted on the financial statements are herein considered.

Aracruz Celulose S.A. and Subsidiaries

2008 MANAGEMENT’S REPORT
EXECUTIVE SUMMARY
(In thousands of Brazilian reais – R$)

This notice is not an offer to sell or an offer to buy securities in the United States. Any transactions involving offers of securities or offers to buy securities referred in this notice will not be carried out in the United States absent registration or an exemption from registration.

Value Creation

  CELLULOSE MARKET

  The global economy faces its worst crisis in recent years. The loss of confidence spread through the market and the reduced availability of credit decreased overall economic activity, harming investors, companies and consumers. With the reduction of demand in all sectors, the pulp and paper industry has been heavily affected, as for all commodities.

  In this context, the global demand for printing and writing papers fell by 5.5% recorded in 2008, mainly in the larger consumer markets - the United States, Europe and Japan.

  The global pulp market, which until mid-2008 had shown an excellent performance, shrunk significantly in the last quarter of the year. After growing about 5% in the first half, the global demand for market pulp reduced a lot in the second half of the year, ending with fall of 0.9% in the year.

  The most common perception is that the United States, which announced the largest economic stimulus package, will come out of the recession between mid and late 2009, thereby contributing to the stabilization and growth of other regions. This scenario, allied with cuts to the existing capacities and the postponement or cancellation of new projects, must stop the deterioration of the balance between supply and demand and may result into a better scenario for the industry still in 2009.

  STRATEGY

  Since the beginning of the global crisis worsening in the financial markets, with the consequent slowdown of major economies and decrease of demand by major commodities, Aracruz has taken measures to preserve operational efficiency and ensure its liquidity in the adverse scenario.

  The Company's strategic focus in the coming years, will be the emphasis on operational excellence to ensure greater cash flow, by reducing costs and expenses. These measures have started to generate positive results for the Company's operating performance, reducing its cash production cost, and permitting it to manage a higher level of debt in an environment of restricted credit.

  The Company's growth plan has been reassessed, leading to the postponement of capacity expansion projects, reducing the capital investments estimates for the coming years.

  Among the main measures already adopted by Aracruz in 2008, we point out the costs and operational expenses reduction, and postponement of the expansion of Guaiba Units (RS) and Veracel (BA).

  Aracruz Celulose S.A. and Subsidiaries

  2008 MANAGEMENT’S REPORT
  EXECUTIVE SUMMARY
  (In thousands of Brazilian reais – R$)

  • GOVERNANCE

  Corporate Reorganization –Votorantim Celulose e Papel (VCP) reported having completed negotiations with the members of Lorentzen, Moreira Salles and Almeida Braga families (Arapar Group) to purchase approximately 28% of the voting capital of Aracruz Celulose, for the amount of R$ 2.71 billion. Subsequently, on March 5, 2009, the Safra family exercised its tag along right, selling its share of approximately 28% of the voting capital.

  As result, VCP will own a share of 84% of the voting capital of Aracruz.

  Changes in financial management - Aiming to strengthen its governance and the financial area, the Company announced on November 17, the creation of the Control and Risk Management Board, in addition to the Financial and Investors Relation Board, which will monitor the activities related to financial and operational risks. On the same date, the executives Marcos Grodetzky and Evandro Coura assumed, respectively, as director of Finance and Investor Relations and director of Control and Risk Management of the Company.

  Internal controls - Besides the creation of a new Board of Control, the Company hired, by the end of 2008, PricewaterhouseCoopers to recommend best practices for internal controls and issue a diagnosis of the models for risk management and self assessment. Based on this diagnosis, the Company is reviewing its internal controls and implementing improvements in the management of corporate risks and self assessment practices.

  The main stages of this work include the revision of the governance model; process and controls framing, review of the financial policy and competence levels, and review of the reporting structure. As result, changes will be made in part of its organizational structure, strengthening, mainly the functions of financial and operational risks monitoring.

  Related to the process review, a detailed plan is in the final stage of drafting with recommendations for controls (approvals, reconciliations), automation, optimization and changes in wording and flow of activities and control matrix, which should result in new reports and flows suggestions. The reporting structure will be determined according to the information needs of senior management, and of the committees of the Board of Directors.

  So far, some steps have already been taken, including revisions of the approvals flow and the definition of a new model for risk management. Therefore, a high standard in the management of corporate risks is expected in the short term.

  Policy with respect to independent auditors - As required by CVM Instruction No. 381/03, Aracruz adopted as formal procedure, prior to hiring other professional services not related to accounting external audit, consultation with the Independent Auditors. This measure aims to assure that the execution of such services does not affect the independence and objectivity necessary for the execution of the independent audit, and obtain approval of its audit committee.

Aracruz Celulose S.A. and Subsidiaries 2008 MANAGEMENT’S REPORT EXECUTIVE SUMMARY (In thousands of Brazilian reais – R$)

  Additionally, accordingly to CVM Instruction No. 381/2003, services contracted with the Company's current external auditors (Deloitte Touche Tohmatsu Auditores Independentes), for the fiscal year of 2008 to the Company and its subsidiaries, jointly-controlled and affiliate were:

Date of hiring services	Time-period	Nature of services	Total value of fees (in R$)	% in relation to audit fees
February 2008	12 months	Audit	1,540,000.00
May 2008	5 weeks	Services related to audit	130,000.00	8.44%
Several	-	Tax requirements review (Brazil and abroad)	35,354.00	2.30%

  Summary of the reasons explanation of Independent Auditors - Deloitte Touche Tohmatsu as Item IV, art. 2 of CVM Instruction No. 381/03:

  The execution of other professional services not related to the external audit described above does not affect the independence or objectivity in the conduct of external audit examinations of the Company and its subsidiaries / affiliates.

  The policy of acting with the Company in providing services not related to external audit is based on the principles that preserve the independence of the independent auditor, including: (a) the auditor should not examine his own work, (b) the auditor must not exercise management functions in companies where he performs external audit services and (c) the independent auditor should not promote the interests of the audited entity, none of which occurred during the rendering of services.

ECONOMIC AND FINANCIAL PERFORMANCE
•
Consolidated statement of income (in millions of $ - Corporate Law)
	2008	2007	var%
NET OPERATING REVENUE	3.697	3.847	-4%
Cost of products sold	2.545	2.471	3%
GROSS PROFIT	1.152	1.376	-16%
Commercial, administrative and other operational expenses	578	374	55%
RESULTS OF OPERATIONS EXCLUDING FINANCIAL RESULTS	574	1.002	-43%
Net financial expenses, monetary variation and others	5.930	(27)	-
Income tax and interest on shareholders’ equity reversal	(1.143)	(13)	-
CONSOLIDATED NET INCOME	(4.213)	1.042	-
CONSOLIDATED ADJUSTED EBITDA (**)	1.422	1.669	-15%

(**) Without the accounting adjustments that do not affect operating cash generation.

  Net operating revenue was primarily impacted by lower sales volume of pulp (-6%), compared with 2007, while the average net price of pulp was slightly higher than the previous year, as the effect of dollar appreciation against the real (6% - average) almost offset the increase in the price of the product in U.S. dollars (7%).

  Aracruz Celulose S.A. and Subsidiaries

  2008 MANAGEMENT’S REPORT
  EXECUTIVE SUMMARY
  (In thousands of Brazilian reais – R$)

  The cost of products sold (cellulose) was impacted primarily by increased cost of production, due to the increase in the price of raw materials, and the higher cost of pulp purchased from Veracel, greater than the cost of freight, partially compensated by the fall of 6% in volume sold.

  Commercial, administrative and other operational expenses showed an increase of 55% in comparison with 2007, due mainly to the recovery of the provision for loss of VAT credits that was reversed in 2007 due to expected sales of credit and the establishment of the provision of credits earned in 2008. At the end of the year, the balance of provision for possible credit losses on ICMS was $ 360 million.

  As result, the operating cash generation, measured by EBITDA adjusted for non-cash items, was R $ 1.4 billion, with a margin of 39%, 15% below the U.S. $ 1.7 billion in 2007 (margin of 43%).

  The financial expenses totaled R $ 432 million, while negative financial income totaled a loss of $ 4,577 million in 2008, mainly due to the impact of loss on derivative transactions (R $ 4,696 million). The result of currency fluctuations and exchange rate losses totaled U.S. $ 915 million, mainly due to the devaluation of the real in the period (32%).

  As result, the loss was R $ 4,213 million, compared with net income of $ 1,042 million in 2007. The main changes in income comparing the two years were the following:

R$ million
Highest price of pulp denominated in reais	28
Lower sales volume of cellulose	(68)
Effect of price on cost	(193)
Higher operating expenses	(204)
Increase in net financial expenses, including monetary and Exchange rate variations	(6.098)
Lower provision for income tax and social contribution	1.274
Others	6

  The net debt, composed of the total gross debt minus cash, increased R $ 6,467 million in comparison with 2007, mainly due to new debt resulting from losses on derivatives transactions and R $ 1,427 million in capital investments, partially compensated by the generation of operating cash.

  • CAPITAL INVESTMENTS

  In 2008, capital investments of Aracruz reached R$ 1,427 million - 20% higher than the amount in 2007 - which were allocated as follows:

R$ million
Silviculture	332
Purchase of land and forests	210
Other forestry investments	99
Current industrial investments	89
Optimization Project of Barra do Riacho Unit	37
Expansion projects of Guaíba Unit	444
Investing in Veracel	134
Investing in Portocel	54
Others	28
Subtotal	1.427
Acquisition of Company, net of cash acquired	73
Total	1.500

  Aracruz Celulose S.A. and Subsidiaries

  2008 MANAGEMENT’S REPORT
  EXECUTIVE SUMMARY
  (In thousands of Brazilian reais – R$)

  The Company's growth plan has been reassessed, leading to the postponement of projects for expansion and thus reducing the forecast for capital investment for the coming years.

  Expansion of Portocel - Portocel, the private terminal belonging to Aracruz Celulose (51%) and Cenibra, started in January 2008 the operations in its third berth for vessels. This step consolidates the project to expand the terminal, which had its capacity increased by 40%. The expansion project began in 2007 and involved the remodeling of the entire infrastructure of the terminal in order to tailor it to meet future challenges. The cargo handling capacity was raised from 11.4 million tons / year to 14 million tons / year.

  Acquisition of Boise - The Company acquired in July 2008, the operations of Boise Cascade do Brasil Ltda. for the amount of $ 47.1 million, comprising 15.4 hectares of land, of which 10.2 hectares are planted with eucalyptus.

  Guaíba Unit’s Expansion - Aracruz announced on April 15, 2008 the approval by its Board of Directors, of the expansion of its Guaiba Unit, located in Rio Grande do Sul. The works began in the second half of 2008 but, due to the global economic crisis which directly affected the pulp market and the need to preserve the Company’s liquidity, the Board decided to suspend temporarily the expansion of the unit. Aracruz maintains its intention to resume investments in the project as soon as the market conditions justify.

  Veracel Project II - In 2008, the investment related to the purchase of land and development of forests for the expansion of the Veracel plant in Bahia, amounted to R$ 58 million (50% stake in Aracruz). Aracruz, together with its partner Stora Enso decided, however, to postpone the plans to expand the plant by at least one year.

  New plant in Minas Gerais - Aracruz and the government of the State of Minas Gerais signed in July 2008, in Governador Valadares, a joint official report about the establishment in the region of a new plant with capacity to produce up to 1.4 million tons of pulp per year. In the second half of 2008, however, Aracruz suspended the purchase of land and forests for the project, as a result of the market conditions.

  CAPITAL MARKET

  The increased perception of risk in financial markets stepped up from the third quarter, especially after the bankruptcy of investment bank Lehman Brothers, coupled with the strong reduction of global growth, contributed to the decrease in demand for commodities, including the cellulose market. Economic indicators now show retraction of the level of activity for the 4th quarter, as observed by gross domestic product (GDP) U.S. (-0.1%), European Union (-0.2%) and Japan (-0.1%) compared with the previous quarter.

  In mid September, in the middle of the effects of international systemic crisis, the Brazilian currency strongly devalued against the dollar, negatively impacting the financial results with derivatives of the Company. On November 3, the Company announced, through publication of a Material Fact, the termination of 97% of its exposure to derivatives, with a financial loss of US$ 2.13 billion (fair value).

  The negotiations of the terms and conditions of restructuring the amounts owed to the banks that were counterparties in derivative transactions with the Company were closed on January 19, 2009, leaving the formalization of the final document. By the conditions agreed, the Company will pay the US$ 2.13 billion resulting from the transactions with derivatives, plus about US$ 500 million related to existing debt with some of the banks, which were included in the negotiations. The total period of redemption will be nine years.

  Aracruz Celulose S.A. and Subsidiaries

  2008 MANAGEMENT’S REPORT
  EXECUTIVE SUMMARY
  (In thousands of Brazilian reais – R$)

  The only derivative transaction that was not terminated in 2008 is a swap with verification of strikes, with a total notional amount of US$ 300 million, with 6 monthly checks with notional value of US$ 50 million each. The checks will happen between April and September 2009, with limit of R$ 2.50 / US$ and without leverage.

  The positions of the other swap contracts were retained by the Company, with the objective of changing the exposure from the cost of its debt in local currency (TJLP and CDI) to an exposure in U.S. dollars, since approximately 98% of the Company's revenue comes from exports, denominated in US currency.

  Although the effects of the crisis have affected the liquidity of Aracruz, the business fundamentals remain strong: it is one of the lower cash production cost producer in the short-fiber cellulose market, with scale, a solid customer base and operational excellence, factors that resulted in an EBITDA margin of around 40% in 2008.

  Stock performance - the commodities sector has great participation in the composition of the theoretical portfolio index of Bolsa de Valores de São Paulo (Ibovespa). The reduction in global growth and lower demand for commodities was reflected in the shares value of companies of this sector. Consequently, the Ibovespa dropped 41% in 2008.

  In light of the events already described, in the same period the class B preferred shares of Aracruz had a depreciation of 81%, from R$ 12.91 on December 31, 2007 to R$ 2.49 on December 31, 2008. The daily average volume of securities traded on Bovespa and the New York Stock Exchange was 925 thousand, an increase of 42% in comparison with 2007. The investors’ base of the Company in Bovespa had a significant increase, from 5.6 thousand in 2007 to 17.3 thousand in 2008 (+ 207%).

Total number of outstanding shares	1.030.587.806
Ordinary shares	454.907.585
Preferred shares	575.680.221
ADR (“American Depositary Receipt”)	1 ADR = 10 class B preferred shares
Market value	R$ 2,6 billion
Average daily financial volume negotiated - 2008 (Bovespa and NYSE)*	US$ 40 million
* source: Reuters

  Dividends and interest on shareholders’ equity - In October, Aracruz announced to the market a decision in the best interests of the Company and its shareholders, to cancel the credit and payment of interest on shareholders’ capital in the global amount of R $ 84 million, released in the Market Official Report of September 19, 2008, and foreseen to occur from October 15, 2008.

  However, two distributions of interest on shareholders’ equity during the first half of 2008, totaled R$ 155 million, or US$ 0.15 per Class B preferred share, as anticipation of the mandatory dividend for fiscal year 2008, with R$ 70 million declared on March 18, 2008 and R$ 85 million on June 20, 2008 in accordance with Article 9 of Law 9.249/95.

  Risk Classification - In the middle of the systemic crisis in the international financial market and following the announcement of losses in transactions with derivatives, disclosed by the Company to the market on September 25, 2008, Moody's, Standard & Poor's (S & P) and Fitch Ratings announced the lowering of ratings of Aracruz Celulose.

  Aracruz Celulose S.A. and Subsidiaries

  2008 MANAGEMENT’S REPORT
  EXECUTIVE SUMMARY
  (In thousands of Brazilian reais – R$)

  S & P lowered the foreign currency rating of 'BBB' to 'BB' - positive outlook, Moody's reduced the foreign currency rating to 'Baa2' to 'Ba2' - review in outlook, and Fitch cut the rating currency foreign 'BBB' to 'BB +' - negative outlook.

  Intangible Assets - For the fourth consecutive year Aracruz Celulose has been classified for the Dow Jones Sustainability Index Global (DJSI World) 2008/2009, the New York Stock Exchange, which highlights best practices in corporate sustainability in the world. The Company was a leader in the category "Forestry Resources and Paper" and competed with 14 other companies in the forestry sector in the world.

  The Company was not selected for the Sustainability Index of Bovespa 2008/2009 (ISE), after it had taken part in all previous editions of the index. Aracruz intends to use the performance report provided by FGV as a tool for identifying opportunities for improvement that could be implemented in the assessed dimensions.

  Customer Satisfaction

  • SALES PERFORMANCE

  The economic and marketing adverse conjuncture, especially in the last quarter of 2008, impacted the cellulose sales volume of Aracruz, which totaled 2.9 million tons, about 6% below 2007.

  The European and Asian markets were the most to retract, absorbing respectively 37% and 20% of Aracruz's sales in 2008, against 41% and 23% in 2007. The North-American market recorded growth in the total sales of Aracruz, reaching about 40% of global distribution. This is because the majority of our sales to this market are for the production of high quality sanitary paper therefore less sensitive to market fluctuations.

  In general, the sanitary paper segment continued to be the main final user of Aracruz’s cellulose, corresponding to about 60% of total sales. Other papers of high value, such as special papers, began to absorb a larger volume, representing a stake of 21% of total sales.

Sales by region
North America	40%	Sales by final use
Europe	37%	Sanitary papers	61%
Asia	21%	Papers for printing and writing	18%
Brazil	2%	Special papers	21%

  Internal Processes

  • RESEARCH AND TECHNOLOGY

  The innovation projects developed in 2008 led to gains in operational excellence, and in environmental and social performance as well as taking the Company moving into new technological frontiers.

  Noteworthy is the evolution in improving silvicultural and management of Eucalyptus globulus and their hybrids in the direction of a platform of different fibers. New research contributed to the improvement of forest productivity, particularly the results obtained in the integrated management of pests and diseases, understanding of physiological processes and quality of seedlings. The overall consumption of fertilizers and correctives was optimized through the intensive use of waste and better stratification of environments. Additionally, the Aracruz Bioindex was developed, which is a new management tool based on environmental indicators, enabling us to prioritize and monitor the actions of forest management in a continuous search for better environmental performance.

  Aracruz Celulose S.A. and Subsidiaries

  2008 MANAGEMENT’S REPORT
  EXECUTIVE SUMMARY
  (In thousands of Brazilian reais – R$)

  The development of products advanced seeking to meet the main demands of the paper market, aiming to increase the participation of eucalyptus fiber. In the process, alternatives for differentiation of specific fibers were developed together with renowned partners, strategically selected. These alternatives include fiber engineering, pulp production process, use of chemical agents and technologies offered to the customer. The advances made have allowed us to maintain the supply of exclusive products in a commodity market.

  The research resulted in the technological maturity of alternatives for new markets, in addition to advances in basic and applied knowledge related to bioenergy, climate change and the eucalypt genome.

  • FORESTRY OPERATIONS

  Wood production and supply - Throughout 2008, the units of Barra do Riacho and Guaiba consumed 9.602 million cubic meters of wood for pulp production. Most (82%) of the raw material came from their own plantations, but has increased the participation of the wood supply from the Forestry Producer Program, which in 2008 represented 16%.

  At the end of the year, Aracruz had a total land base of about 511 hectares, with 313 thousand hectares (61%) of eucalyptus plantations and 198 hectares (39%) of native reserves. The Company maintains a ratio of 0.6 hectare of native reserves for each 1 ha planted with eucalyptus.

  In 2008, 102.5 million eucalyptus seedlings were produced in the Aracruz nurseries and more than 1 million native seedlings were supplied to the company by community nurseries and others.

  Forestry Producer Program - The program ended the year in 166 municipalities in the states of Espirito Santo, Rio de Janeiro, Bahia, Minas Gerais and Rio Grande do Sul, with 95.8 thousand acres of contracted, of which more than 92 hectares already planted. In 2008, the Forest Producer Program accounted for 15.9% of the supply of timber units of Barra do Riacho and Guaiba. 486 new contracts were established with the planting of about 14 thousand hectares of eucalyptus.

  Wood Logistics - The Company shipped by sea 1.9 million cubic meters of wood, which meant a reduction of 73 thousand truck shipment, contributing to the decrease in traffic on the BR-101 in stretches where Aracruz operates forests.

  Forestry certification – In 2008 Aracruz obtained the CERFLOR recertification for the standards of forest management and chain of custody. For the first time, it also renewed this recertification audit of the company's offices in the United States, Switzerland and Hungary. The Company intends to prepare itself over 2009 to start the certification process for its forests by the FSC in 2010.

  • CELLULOSE PRODUCTION

  The three industrial units of Aracruz produced 3.1 million tons of pulp in 2008, with 2.104 million tons in Barra do Riacho Unit, 453 tons in Guaiba Unit and 549 tons in Veracel.

  Aracruz Celulose S.A. and Subsidiaries

  2008 MANAGEMENT’S REPORT
  EXECUTIVE SUMMARY
  (In thousands of Brazilian reais – R$)

  Learning and Development

  • PEOPLE MANAGEMENT

  Aracruz ended 2008 with 8,969 direct jobs, of which 2,665 employees and 6,304 were non permanent. During the period, the Company expanded 348 positions for personnel through external recruitment, in which 11% of places were occupied by trainees. On average, employees are 37 years of age, have worked for 12 years, 93% have at least completed high school, 87% are men, and 78% are natives of Espirito Santo, Rio Grande do Sul and Bahia states.

  Life quality - In 2008, Aracruz maintained programs to improve the quality of life for its employees and dependents, with emphasis on support for the employee and for cigarette addicts with rehabilitation training, retirement preparation, guidance on physical activity, food and education for the mother-child program (nursery and encouragement to breastfeeding).

  Supplementary retirement - The Aracruz Social and Security Foundation (Arus) – a closed entity for supplementary retirement, in which Aracruz is the main sponsor - reached the end of 2008 with 4,980 active and assisted participants, and a net worth of $ 516 million.

  Qualification and Development - In 2008, Aracruz maintained its investment in professional development activities, providing more than 207 thousand hours of training, approximately 78 hours per employee.

  Professional training in the community - in Espírito Santo and Bahia, Aracruz maintained in partnership with the National Service of Industrial Learning (Senai) and Rural (SENAR), training courses for forest machine operators, painters, sanitary firefighters, hardware furnishers and nurserymen. Since 2004, more than 700 employees completed the training. In Rio Grande do Sul, Aracruz promoted together with the Trade Union Institute for Vocational Training (Insiforp), the Municipality of Guaiba and the National System of Employment (Sine), the status of 536 women as bricklayers, carpenters, metal workers, plumbers and electricians and painters.

  Opportunity for young people - In 2008, Aracruz hosted 98 graduate level interns, primarily on courses in Administration, Life Sciences, Law and Engineering, and 36 trainees of vocational-technical level, mostly from Chemistry and Pulp and paper courses. Also the Minor Apprentice program of Aracruz and Portocel included 57 adolescents, aged between 14 and 18 years, from families of low income residents of the municipalities of Aracruz and Conceição da Barra (ES).

  Citizenship - The Aracruz Volunteer Program finished in 2008 with 560 inscribed volunteers, 72 which promoted voluntary actions and benefited 13,800 people. The focus of the program continued to support the actions of asylums, orphanages and patients in hospitals and collection of food, clothing, books and toys through the year. Also part of the activities were directed towards orientation programs for students in the creation and management of an enterprise, the development of community leaders and to promote interest in the business world.

  Aracruz Celulose S.A. and Subsidiaries

  2008 MANAGEMENT’S REPORT
  EXECUTIVE SUMMARY
  (In thousands of Brazilian reais – R$)

  • SUSTAINABILITY

  Agreement with the indigenous communities of the Espírito Santo State - the main actions implemented under our responsibility this year was the monitoring of the demarcation of indigenous lands and cutting and removal of all the timber on the demarcated land. The contract with the NGO Anai, chosen by FUNAI and the Indians, was signed in December. Throughout the year, there was a relatively peaceful relationship with the communities, dotted by some tensions were overcome. Our challenge now is an opportunity to create a model different from the past relationship, which was guided by polarization and paternalism.

  Study on indigenous land in Rio Grande do Sul - Funai published a decree forming a Working Group (WG) to study the possible existence of an indigenous land at Ponta da Formiga, claimed by Guarani Indians. This is an area of 170 hectares located on the edge of the Barba Negra Ranch, owned by Aracruz, almost completely covered by native vegetation. There are no people inhabiting the site and a historical retrospective of Finance shows continuous occupation of a secondary Sesmarias since 1784, with extensive documentation. Aracruz The Company is monitoring the work of the WG.

  Quilombolas (African Brazilian Communities) - During the year, Aracruz intensified its relationship with the communities of northern Espírito Santo and southern Bahia, seeking a more active participation in discussions of local problems and the involvement of more actors in the dialogue process. Also in 2008, the Federal Regional Court of the 2nd Region, in a unanimous decision, overturned, from the stage of the reports, the process of INCRA expropriation of an area of the company for settlement of the community of Linharinho in the municipality of São Mateus (Espírito Santo). In addition, Aracruz requested the Federal Justice of Brasilia to annul the case. There is still no decision on a similar process on the São Jorge community, in the same city, also challenged by Aracruz.

  Relationship with community and social investments - It started the review process of social projects to promote its alignment with the business of the company. Thus, these projects have become the focus in biodiversity conservation and improving the quality of life of communities in their regions, integrating the social and economic environment with the local vocations. This activity is the responsibility of the Aracruz Bem de Raíz Institute, specifically set up for the development of social projects.

  Restructuring the Sustainability and Corporate Relations Department - The department was restructured to better manage the processes of sustainability, communication and political-institutional relations.

  • INFORMATION TECHNOLOGY

  Infrastructure and information security – several actions have been implemented seeking to optimize the use of the IT park, including consolidation and virtualization of servers, which provide increased performance, availability and contingency services as well as reduction in costs of maintenance and replacement of servers.

  We improved the safety, performance and availability of the corporate network and installed the Intrusion Prevention System and Automated Management of Vulnerabilities, operated by a Security Operations Center for remote working 24 hours / day, 365 days a year.

  IT Governance - We continue to implement a project of the IT Governance based on best market practices, which improve the standard of support of the Service Desk, with improvements in communication to users, extended hours of service and deployment of requires support. Sarbanes-Oxley controls were also improved with the deployment of new version of the tool for controls over maintenance of systems applications and the creation of a control group for maintenance of critical assessment and mitigation of the risks involved.

  Aracruz Celulose S.A. and Subsidiaries

  2008 MANAGEMENT’S REPORT
  EXECUTIVE SUMMARY
  (In thousands of Brazilian reais – R$)

  Information Systems – We completed the implementation of the new version of the Integrated System Management, the SAP ERP (ECC 6.0), enabling greater automation of processes, productivity gains and improvement in access controls. We developed new features in the customers’ integration system and logistics partners, increasing the automation of information flow and the number of integrated partners. We also implemented technology for the development of distance education, which has the agility and economy that the learning process requires.

  FOOTNOTE

  NON-GAAP Information - Reconciliation to GAAP information

  The Company believes that in addition to GAAP information, some financial indicators such as adjusted EBITDA and net debt, allowing managers, investors and analysts to compare and evaluate, more complete, performance and results of operations.

  Net debt represents gross debt less the total assets (cash, investments and short-term applications). Net debt is a financial indicator official BRGAAP and does not represent cash flow for the period indicated and should not replace the cash flow as a measure of liquidity or cash flow. The calculation of net debt is not a default should not be compared to net debt of other companies. Additionally, the Company believes that certain investors and financial analysts use net debt as an indicator of liquidity and financial leverage.

  Adjusted EBITDA

  The inclusion of Adjusted EBITDA information aims to provide a measure for assessing the cash flow of operations. The term EBITDA refers to an indicator defined as earnings (loss) before interest, taxes, depreciation and amortization. As Adjusted EBITDA excludes interest, income tax, depreciation and amortization, monetary and exchange rate variations and the result of equity, it provides an indicator of overall economic performance is not affected by debt restructurings, fluctuations in interest rates or in tax rates or changes in levels of depreciation and amortization and non-recurring expenses. However, the adjusted EBITDA is not a measure defined as GAAP and may not be comparable with indicators of the same name reported by other companies. Adjusted EBITDA should not be regarded as substitute for operating income or a better liquidity than operational cash flow, which are determined in accordance with GAAP. Adjusted EBITDA is provided to provide additional information with respect to their ability to pay debts, make investments and cover working capital needs.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer